恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED

2007 NOV 27 A 1:16

Our Ref.: HASE/TL/HI/05239

14th November, 2007

07028237

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Supplementary Circular to the Circular to Shareholders dated 20th October, 2007; Group Reorganisation of Henderson Land Development Company Limited's ("HLD") Interests in The Hong Kong and China Gas Company Limited ("HKCG"); Very Substantial Disposal and Connected Transaction; Acquisition of the Company's Interests in HKCG by HLD; and Increase of Cash Consideration & Additional Cash Distribution of HK$1.03 per Share

We enclose for your information a copy each of the following documents:

(1) the Very Substantial Disposal and Connected Transaction Supplementary Circular of the Company; and

(2) the Company's announcement in relation to the notice of extraordinary general meeting and the despatch of supplementary circular & closure of register of members of the Company, which are published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

dlw 11/29

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS SUPPLEMENTARY CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplementary circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited**, you should at once hand this supplementary circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this supplementary circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplementary circular.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

SUPPLEMENTARY CIRCULAR TO THE CIRCULAR TO SHAREHOLDERS DATED 20 OCTOBER 2007

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INCREASE OF CASH CONSIDERATION AND ADDITIONAL CASH DISTRIBUTION OF HK$1.03 PER SHARE

Independent Financial Adviser to the Independent Shareholders

CIMB
CIMB-GK Securities (HK) Limited

This supplementary circular should be read in conjunction with the Circular to Shareholders dated 20 October 2007.

A letter from the Board is set out on pages 2 to 11 of this supplementary circular. A supplemental letter from CIMB-GK Securities (HK) Limited containing its advice to the Independent Shareholders is set out on pages 12 to 17 of this supplementary circular.

A notice convening the New EGM to be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong, on Friday, 7 December 2007 at 4:00 p.m. is set out on pages 32 to 35 of this supplementary circular. A form of proxy for use by the Shareholders at the New EGM is also enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting, or any adjourned meeting, should you so wish.

14 November 2007

CONTENTS

2007

Latest time for lodging transfers of Shares in order to be entitled to attend and vote at the New EGM	4:00 p.m. on Wednesday, 5 December
Latest time for lodging forms of proxy for the New EGM	4:00 p.m. on Wednesday, 5 December
Closure of the register of members of the Company for determination of entitlements to attend and vote at the New EGM	Thursday, 6 December to Friday, 7 December (both days inclusive)
New EGM	4:00 p.m. on Friday, 7 December
Announcement of the results of the New EGM	Friday, 7 December
Latest day for dealing in the Shares cum-entitlement to the Completion Distribution and the Additional Cash Distribution	Monday, 10 December
First day of dealing in the Shares ex-entitlement to the Completion Distribution and the Additional Cash Distribution	Tuesday, 11 December
Latest time for lodging transfers of Shares in order to be entitled to the Completion Distribution and the Additional Cash Distribution	4:00 p.m. on Wednesday, 12 December
Closure of the register of members of the Company for determination of entitlements to the Completion Distribution and the Additional Cash Distribution	Thursday, 13 December
Record date for the Completion Distribution and the Additional Cash Distribution	Thursday, 13 December
Completion and despatch of share certificates of HLD Shares pursuant to the Completion Distribution to the Shareholders (other than the Overseas Shareholders) and cheques for cash payments and payments through CCASS of the Additional Cash Distribution and the Dividend Amount to the Shareholders	Monday, 17 December

	2008
Despatch of cheques for cash entitlements to the Overseas Shareholders pursuant to the Completion Distribution on or before	Monday, 14 January
Court hearing of petition for confirmation of the Share Premium Reduction*	Tuesday, 5 February
Latest day for dealing in the Shares cum-entitlement to the Further Distribution	Wednesday, 6 February
First day of dealing in the Shares ex-entitlement to the Further Distribution	Monday, 11 February
Latest time for lodging transfers of Shares in order to be entitled to the Further Distribution	4:00 p.m. on Tuesday, 12 February
Closure of the register of members of the Company for determination of entitlements to the Further Distribution	Wednesday, 13 February to Friday, 15 February (both days inclusive)
Record date for the Further Distribution	Friday, 15 February
Despatch of cheques for cash payments and payments through CCASS to the Shareholders pursuant to the Further Distribution *(Note)*	Thursday, 21 February

* **Shareholders should note that if the Share Premium Reduction is approved at the New EGM, the dates of the events subsequent to the Completion, Completion Distribution and Additional Cash Distribution in the above expected timetable, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may fix another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Further Distribution and the other relevant dates as stated in the expected timetable above may also change if the Court hearing date is changed.** In case of any such changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of an office copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Further Distribution of HK$1.21 per Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made.

In this supplementary circular, the following expressions have the following meanings unless the context requires otherwise. Unless otherwise defined herein, expressions defined in the Circular shall have the same meanings when used in this supplementary circular.

"Additional Cash Consideration"	means the additional consideration of approximately HK$3,121 million in cash payable by HLD to the Company under the Amended Agreement
"Additional Cash Distribution"	means the proposed distribution by the Company to the Shareholders, upon Completion, of HK$1.03 in cash per Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 Shares in issue as at the date of the Supplemental Agreement)
"Amended Agreement"	means the Agreement as amended by the Supplemental Agreement
"Circular"	means the circular dated 20 October 2007 issued by the Company to its shareholders
"Company"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"HIL Average Closing Price"	means the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HLD Average Closing Price"	means the average closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"New EGM"	means the extraordinary general meeting of the Company convened to be held at 4:00 p.m. on Friday, 7 December 2007 (or any adjournment thereof) for the purposes of approving, among other matters (if any), the Amended Agreement, the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction
"Supplemental Agreement"	means the supplemental agreement dated 7 November 2007 entered into between HLD and the Company relating to the Additional Cash Consideration

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

14 November 2007

To the Shareholders

Dear Sir or Madam,

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INCREASE OF CASH CONSIDERATION AND ADDITIONAL CASH DISTRIBUTION OF HK$1.03 PER SHARE

1. INTRODUCTION

This supplementary circular should be read in conjunction with the Circular.

On 20 October 2007, the Company despatched to the Shareholders the Circular in respect of the Transaction, the Proposed Distributions and the Share Premium Reduction. On 7 November 2007, the Company and HLD jointly announced that at the request of the Company made in response to views expressed by some Shareholders, HLD, being the controlling shareholder of the Company and the purchaser under the Agreement, has on 7 November 2007 agreed, as an additional incentive to the Shareholders, to increase the cash consideration payable under the Agreement by way of the Additional Cash Consideration of approximately HK$3,121 million by entering into the Supplemental Agreement with the Company.

Taking into account the Additional Cash Consideration and based on the HLD Average Closing Price of HK$61.475, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%.

The Company proposed to distribute the Additional Cash Consideration to the Shareholders by way of a distribution in cash. Accordingly, in addition to the Proposed Distributions of (a) a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each Share upon Completion and (b) the Further Distribution of HK$1.21 per Share if the Share Premium Reduction becomes unconditional, the Board proposed to recommend for approval by the Independent Shareholders, upon Completion, the Additional Cash Distribution of HK$1.03 in cash per Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 Shares in issue as at the date of the Supplemental Agreement). Out of the Additional Cash Distribution of approximately HK$3,139 million, HLD or its subsidiaries will be entitled to up to approximately HK$2,133 million (based on their holding of 2,070,473,859 Shares as at the date of the Supplemental Agreement).

At the EGM held on 12 November 2007, an ordinary resolution for the adjournment of the EGM indefinitely was passed. The New EGM has been convened to be held on Friday, 7 December 2007 at 4:00 p.m..

The purpose of this supplementary circular is to provide you with information relating to, amongst others, the Additional Cash Distribution, an updated expected timetable, the supplemental letter of advice from CIMB-GK to the Independent Shareholders, the updated unaudited pro forma financial information on the Remaining Group and to give you notice of New EGM.

2. INCREASE OF CASH CONSIDERATION UNDER THE AGREEMENT

As set out in the Circular, the consideration of the Agreement originally comprised:

(a) the issue to the Company of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

Taking into account the Additional Cash Consideration of approximately HK$3,121 million payable by HLD under the Supplemental Agreement and the original cash consideration of approximately HK$3,707 million payable by HLD under the Agreement, the aggregate cash consideration payable by HLD under the Transaction (as amended) amounts to approximately HK$6,828 million.

As a result of the Additional Cash Consideration, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%. Such increase in consideration values each HKCG Share at approximately HK$19.426, which represents an increase of approximately 7.28% to the HKCG Average Closing Price of HK$18.108 per HKCG Share.

HLD and the Company consider that the level of increase represented by the Additional Cash Consideration would be an appropriate additional incentive to Independent Shareholders to vote in favour of the Transaction (as amended).

Save as aforesaid, all the other terms and conditions of the Transaction remain unchanged. The Transaction (as amended) remains a very substantial disposal and connected transaction of the Company.

3. ADDITIONAL CASH DISTRIBUTION

The Company proposed to distribute the Additional Cash Consideration to the Shareholders by way of a distribution in cash. Out of the Additional Cash Distribution of approximately HK$3,139 million, HLD or its subsidiaries will be entitled to up to approximately HK$2,133 million (based on their holding of 2,070,473,859 Shares as at the date of the Supplemental Agreement).

Accordingly, taking into account the Additional Cash Consideration, the Board proposed to recommend for approval by the Shareholders:

(a) upon Completion,

   (1) a dividend of a total amount which is equal to the sum of (i) the closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets as at the date of Completion multiplied by 636,891,425 and (ii) the aggregate Dividend Amount (if any), which is to be satisfied not by payment of cash but by a distribution in specie of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (together with all rights under the Share Entitlement Note attributable to such entitlement) for each Share; and

   (2) the Additional Cash Distribution of approximately HK$3,139 million, being HK$1.03 per Share; and

(b) if the Share Premium Reduction becomes unconditional, the Further Distribution of approximately HK$3,687 million in cash, being HK$1.21 per Share.

Based on the 3,047,327,395 Shares in issue as at the date of the Supplemental Agreement and taking into account the amount of the Further Distribution of HK$1.21 per Share or approximately HK$3,687 million in total (which is subject to the Share Premium Reduction becoming unconditional)

and the amount of the Additional Cash Distribution of HK$1.03 per Share or approximately HK$3,139 million in total, the aggregate cash distribution proposed by the Company amounts to HK$2.24 per Share or approximately HK$6,826 million. Out of the abovementioned aggregate cash distribution, HLD or its subsidiaries will be entitled to up to approximately HK$4,638 million (based on their holding of 2,070,473,859 Shares as at the date of the Supplemental Agreement).

For the purpose of reference only, based on the existing 3,047,327,395 Shares in issue as at the date of the Supplemental Agreement, the Proposed Distributions, the Additional Cash Distribution and the net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed distribution(s) of			
	either (a) Without Share Premium Reduction		**or (b) With Share Premium Reduction**	
	209 HLD Shares, plus HK$1,030 per 1,000 Shares		**209 HLD Shares, plus HK$2,240 per 1,000 Shares**	
	HK$ *(million)* Total	*HK$* Per 1,000 Shares	*HK$* *(million)* Total	*HK$* Per 1,000 Shares
Distributions:				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	3,139	1,030	6,826	2,240
Value of the Remaining Group:				
The net asset value of the Group (excluding the HKCG Interests) attributable to the Shareholders *(Note 2)*	5,667	1,860	1,980	650
Total	47,959	15,738	47,959	15,738
Total per Share (X)		15.74		15.74
HIL Average Closing Price (Y)		12.94		12.94
Premium ((X-Y)/Y)		21.6%		21.6%

Notes:

(1) *Based on the HLD Average Closing Price of HK$61.475.*

(2) *Based on the consolidated balance sheet of the Company as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.*

Taking into account the Additional Cash Distribution, the value per Share set out above increased from HK$14.71 (as shown in the letter from the Board of the Circular) to HK$15.74 and the premium to the HIL Average Closing Price increased from 13.7% (as shown in the letter from the Board of the Circular) to 21.6%.

4. SHARE PREMIUM REDUCTION

After taking into account the Additional Cash Distribution, the proposed amount of reduction of the share premium account of the Company under the Share Premium Reduction, which remains to be HK$4,215,728,461.60, is still larger than that required to implement the Further Distribution, so that additional distributable reserves to the extent of approximately HK$561 million (instead of HK$579 million without the Additional Cash Distribution) will be available to enable distribution of cash held by the Group surplus to the requirement of the Group for its business from time to time.

5. CASH ENTITLEMENT UNDER THE SHARE ENTITLEMENT NOTE

As stated in the Circular, any HLD Shares to be issued pursuant to the Share Entitlement Note will be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of issue. If those HLD Shares do not rank for any dividend payable based on any record date which is on or after 2 October 2007 due to such HLD Shares being issued after such record date, the holder of such HLD Shares will be entitled to be paid by HLD an amount which is equal to such dividend.

In relation to the final dividend of HK$0.70 per HLD Share for the year ended 30 June 2007 proposed to be approved at the annual general meeting of HLD convened to be held on 3 December 2007, the record date is 3 December 2007. Based on the updated expected timetable, any HLD Shares which may be issued pursuant to the Share Entitlement Note will only be issued after 3 December 2007. Accordingly, in the event that the final dividend for the year ended 30 June 2007 is approved at the annual general meeting of HLD, such HLD Shares will not rank for such final dividend. Therefore, the holders of such HLD Shares will be entitled to be paid by HLD an amount which is equal to such dividend.

6. REMAINING GROUP

Based on the audited consolidated balance sheet of the Company as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares, the acquisition of the remaining interest of 35.9% in CIG subsequent to 30 June 2007 and assuming the proposed final dividend for the year ended 30 June 2007 had been paid, the total assets and net assets attributable to the Shareholders of the

Remaining Group where there will or will not be the Share Premium Reduction respectively are as follows:

	After Completion Distribution and Additional Cash Distribution (Without Share Premium Reduction)	After Proposed Distributions and Additional Cash Distribution (With Share Premium Reduction)
	HK$ (million)	*HK$ (million)*
Total assets *(Note)*	7,909	4,222
Including cash of *(Note)*	6,174	2,487
Net assets attributable to the Shareholders	5,210	1,523

Note: Including cash of approximately HK$1,600 million arising from a loan to the Company by a fellow subsidiary which was repaid subsequent to 30 June 2007

7. FINANCIAL EFFECTS OF THE TRANSACTION (AS AMENDED) ON THE GROUP

The updated unaudited pro forma financial information of the Remaining Group, which illustrates the financial effects of the Transaction (as amended), the Proposed Distributions and the Additional Cash Distribution on the Group's earnings, assets, liabilities and cashflows, is set out in the section headed "Updated Unaudited Pro Forma Financial Information on the Remaining Group" on pages 19 to 27 of this supplementary circular.

It is estimated that, upon Completion, the Group would recognise a gain on disposal of approximately HK$30,993 million, representing the difference between the value of the consideration (comprising the Share Entitlement Note and cash (including the Additional Cash Consideration)) based on the HLD Average Closing Price and the current carrying amount of the interest in HKCG. Such gain on disposal will be subject to changes as the HLD's share price moves and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

Based on the Group's audited consolidated profit and loss account for the year ended 30 June 2007 as set out in Appendix I to the Circular, the profit attributable to the Shareholders was approximately HK$5,391 million. Excluding the profit attributable to the Shareholders in relation to the discontinued operations of approximately HK$1,765 million, the profit attributable to the Shareholders in relation to the continuing operations (including the Group's share of profit from the HKCG Interests) amounted to approximately HK$3,626 million. Assuming the Completion and based on the unaudited pro forma consolidated profit and loss account of the Remaining Group as set out

in the section headed "Updated Unaudited Pro Forma Financial Information on the Remaining Group" on pages 19 to 27 of this supplementary circular, the profit attributable to the Shareholders from continuing operations, excluding the gain on disposal of the Sale Companies in relation to the Transaction (as amended), was approximately HK$222 million.

As at 30 June 2007, based on the Group's audited consolidated balance sheet as set out in Appendix I to the Circular, the Group's total assets and total liabilities in relation to its continuing operations (including the HKCG Interests) amounted to approximately HK$19,863 million and HK$2,337 million, respectively. Assuming the Completion and based on the unaudited pro forma consolidated balance sheet of the Remaining Group as set out in the section headed "Updated Unaudited Pro Forma Financial Information on the Remaining Group" on pages 19 to 27 of this supplementary circular, the unaudited pro forma consolidated total assets of the Remaining Group were approximately (i) HK$8,564 million after the Completion Distribution and the Additional Cash Distribution but before the Further Distribution; and (ii) HK$4,877 million after the Proposed Distributions and the Additional Cash Distribution. The unaudited pro forma consolidated total liabilities of the Remaining Group were approximately HK$2,337 million, both before and after the Proposed Distributions and the Additional Cash Distribution.

8. LISTING RULES IMPLICATIONS

The Transaction (as amended) remains a very substantial disposal and connected transaction of the Company. A single resolution will be proposed at the New EGM to approve the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution. As HLD and Dr. Lee Shau Kee are considered to have material interest which is different from other Shareholders so far as such matters are concerned, HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang will be required to abstain from voting at the New EGM on such resolution. As far as the Company is aware, as at the Latest Practicable Date, such persons in aggregate held a total of 2,122,559,709 Shares, representing approximately 69.65% of the issued share capital of the Company as at the Latest Practicable Date. So far as the Company is aware, no other Shareholder will be required by the Listing Rules to abstain from voting at the New EGM on such resolution due to its having a material interest different from the other Shareholders.

9. DESPATCH OF HLD SHARE CERTIFICATES PURSUANT TO THE COMPLETION DISTRIBUTION AND CHEQUES FOR CASH PAYMENTS AND PAYMENTS THROUGH CCASS OF THE ADDITIONAL CASH DISTRIBUTION AND THE DIVIDEND AMOUNT

Subject to Completion having occurred, the share certificates for the HLD Shares representing the Completion Distribution and cheques for cash payments representing the Additional Cash Distribution and the Dividend Amount (if any) are currently expected to be despatched to the Shareholders (other than Overseas Shareholders in the case of the share certificates for the HLD Shares) and payments through CCASS of the Additional Cash Distribution and the Dividend Amount (if any) to the Shareholders will be made on or before Monday, 17 December 2007.

In the absence of any specific instructions to the contrary received in writing by the share registrar of the Company before the register of members of the Company is closed for determination of entitlements to the Completion Distribution and the Additional Cash Distribution, the share certificates for the HLD Shares representing the Completion Distribution and the cheques for cash payments representing the Additional Cash Distribution will be sent by ordinary mail to the Shareholders whose names appear on the register of members of the Company at the record date for the Completion Distribution and the Additional Cash Distribution at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the register of members of the Company in respect of the joint holding. All such share certificates and cheques will be sent at the risk of the persons entitled thereto and neither the Company nor HLD will be liable for any loss or delay in transmission.

10. THE NEW EGM

Set out on pages 32 to 35 of this supplementary circular is a notice convening the New EGM to be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Friday, 7 December 2007 at 4:00 p.m. at which (i) an ordinary resolution will be proposed and, if thought fit, passed to approve the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution; and (ii) a special resolution will be proposed and, if thought fit, passed to approve the Share Premium Reduction.

HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang are required to abstain from voting on the resolution approving the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution which will be taken by poll. All Shareholders will be entitled to vote on the resolution approving the Share Premium Reduction at the New EGM. Details of the procedures for demanding a poll are set out in the section headed "Procedures for demanding a poll" in the letter from the Board contained in the Circular.

Elliott Capital Advisors, L.P., which was interested in 297,487,122 Shares as at 7 November 2007 (representing approximately 9.76% of the issued share capital of the Company), has given an irrevocable undertaking to the Company to vote its entire holding of 297,487,122 Shares in favour of the resolutions proposed at the general meeting convened or to be convened to approve the Agreement (as amended by the Supplemental Agreement), the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction.

A form of proxy for use by the Shareholders at the New EGM is enclosed. Shareholders are advised to read the notice and to complete the accompanying form of proxy for use at the New EGM in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event, not less than 48 hours before the time appointed for holding the New EGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the New EGM if they so wish.

11. NEW PROXY FORM

The form of proxy enclosed with the Circular for the EGM held on 12 November 2007 (including any such form lodged with the share registrar of the Company) is no longer valid. If you wish to vote by proxy at the New EGM to be held on 7 December 2007, please complete and return the form of proxy enclosed in this supplementary circular to the share registrar of the Company not less than 48 hours before such meeting.

12. CLOSURE OF REGISTER OF MEMBERS OF THE COMPANY

For the purpose of determination of entitlements to attend and vote at the New EGM, the register of members of the Company will be closed from Thursday, 6 December 2007 to Friday, 7 December 2007, both days inclusive. In order to qualify for attending and voting at the New EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 5 December 2007.

In the event that the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution are approved at the New EGM, in order to establish entitlements to the Completion Distribution and the Additional Cash Distribution, the register of members of the Company will be closed on Thursday, 13 December 2007, or such other date(s) as may be notified to the Shareholders by way of an announcement. In order to qualify for the Completion Distribution and the Additional Cash Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 12 December 2007. The record date for the Completion Distribution and the Additional Cash Distribution will be on Thursday, 13 December 2007.

13. RECOMMENDATION

The Board considers that the Transaction (as amended) is in the interests of the Company and that the terms of the Transaction (as amended) are fair and reasonable and in the interests of the Shareholders as a whole. Accordingly, the Board recommends that (a) the Independent Shareholders should vote in favour of the ordinary resolution which will be proposed at the New EGM to approve the Amended Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution and (b) the Shareholders should vote in favour of the special resolution which will be proposed at the New EGM to approve the Share Premium Reduction.

14. ADDITIONAL INFORMATION

Your attention is drawn to the supplemental letter of advice from CIMB-GK to the Independent Shareholders in respect of the terms of the Transaction (as amended).

Shareholders and potential investors should note that the Transaction (as amended), the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

The following is the full text of the letter of advice from CIMB-GK Securities (HK) Limited, the independent financial adviser to the Independent Shareholders prepared for the purpose of incorporation into this supplementary circular.

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

14 November 2007

To the Independent Shareholders of Henderson Investment Limited

Dear Sirs,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION AND INCREASE OF CASH CONSIDERATION AND ADDITIONAL CASH DISTRIBUTION

INTRODUCTION

This supplementary letter should be read in conjunction with our letter of advice dated 20 October 2007 (the "Previous Letter") issued in relation to the Transaction as contained in the circular (the "Circular") to the Shareholders dated 20 October 2007.

Given that the terms of the Transaction have been amended by the Supplemental Agreement, details of which are contained in this circular (the "Supplementary Circular") to the Shareholders dated 14 November 2007, of which this letter forms part, we set out below our supplemental views on the Transaction (as amended). Expressions used in this letter have the same meanings as defined in the Circular and the Supplementary Circular unless the context otherwise requires.

BASIS OF ADVICE

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular and the Supplementary Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in Appendix IV to the Circular and in the section headed "Updated General Information" of the Supplementary Circular that they collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and the Supplementary Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular and the Supplementary Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular and the Supplementary Circular. We have no reason to doubt the truthfulness, accuracy and completeness of the information and

representations provided to us by the Company. We have also been advised by the Directors that having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular or the Supplementary Circular misleading.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular or Supplementary Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its subsidiaries or associates.

BACKGROUND

Additional Cash Consideration

On 7 November 2007 (the "Supplemental Announcement Date"), the Company and HLD jointly announced (the "Supplemental Announcement") that at the request of the Company made in response to views expressed by some Shareholders, the Company and HLD entered into the Supplemental Agreement on the same date whereby HLD has agreed, as an additional incentive to the Independent Shareholders to vote in favour of the Transaction (as amended), to increase the cash consideration payable under the Agreement by way of the Additional Cash Consideration of approximately HK$3,121 million. Together with the original cash consideration of approximately HK$3,707 million payable by HLD under the Agreement, the aggregate cash consideration payable by HLD under the Transaction (as amended) amounts to approximately HK$6,828 million. Based on public information available from the website of the Stock Exchange, save for the Supplemental Agreement, we also are not aware of any substantial changes to the business operations of HKCG since the Last Trading Day to the Supplemental Announcement Date.

Additional Cash Distribution

The Company proposed to distribute the Additional Cash Consideration to the Shareholders by way of a distribution in cash. Accordingly, in addition to the Proposed Distributions of (i) a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each HIL Share upon Completion; and (ii) the Further Distribution of HK$1.21 per HIL Share if the Share Premium Reduction becomes unconditional, the Board proposed to recommend for approval by the Independent Shareholders, upon Completion, the Additional Cash Distribution of HK$1.03 in cash per HIL Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 HIL Shares in issue as at the Supplemental Announcement Date).

Based on the 3,047,327,395 HIL Shares in issue as at the Supplemental Announcement Date, and taking into account the amount of the Further Distribution of HK$1.21 per HIL Share or approximately HK$3,687 million in total (which is subject to the Share Premium Reduction becoming unconditional) and the amount of the Additional Cash Distribution of HK$1.03 per HIL Share or approximately HK$3,139 million in total, the aggregate cash distribution proposed by the Company amounts to HK$2.24 per HIL Share or approximately HK$6,826 million.

PRINCIPAL FACTORS AND REASONS CONSIDERED

As stated in the Previous Letter, we have taken into consideration a number of principal factors and reasons in arriving at our opinion of and recommendation made for the Transaction contained in the Previous Letter. In ascertaining whether or not the Additional Cash Consideration and the Additional Cash Distribution would affect our opinion held for the Transaction (as amended), we have updated our review and assessment of the relevant principal factors previously considered as stated in the Previous Letter in light of the Additional Cash Consideration and the Additional Cash Distribution as follows:

1. Estimated theoretical enhancement in value

As stated in the Previous Letter, the objective of the Transaction is to unlock the value of the HKCG Interests by way of the Proposed Distributions. The estimated theoretical enhancement in value per HIL Share under the Transaction was approximately 13.7% as disclosed in the Previous Letter. With the Additional Cash Consideration, the Board also proposed to recommend for approval by the Shareholders, the Additional Cash Distribution upon Completion. As noted from the estimated theoretical enhancement value table set out in the Letter from the Board of the Supplementary Circular, the Additional Cash Distribution will enhance the total value per HIL Share implied under the Transaction (as amended) to HK$15.74 as compared to HK$14.71 under the Transaction, while the estimated enhancement in theoretical value per HIL Share implied under the Transaction (as amended) will also increase to 21.6% as compared to 13.7% under the Transaction. This shows that the Additional Cash Consideration further increases the estimated enhancement in value in the HIL Shares which is in the interests of the Company and the Shareholders as a whole.

2. The Revised Consideration

Based on the Additional Cash Consideration of approximately HK$3,121 million, the Consideration has been revised to approximately HK$45,981 million (the "Revised Consideration") and the comparison between the Consideration and the Revised Consideration in various aspects is as follows:

	Value of the HLD Shares to be allotted (HK$ million)	Cash consideration (HK$ million)	Total consideration (HK$ million)	Implied value per HKCG Share held by the Company	PER (times) *(note 1)*	PBR (times) *(note 2)*
The Consideration	39,153 (based on 636,891,425 HLD Shares for value at the HLD Average Closing Price)	3,707	42,860	HK$18.108 (being the HKCG Average Closing Price)	18.72	4.36
The Revised Consideration	39,153 (based on 636,891,425 HLD Shares for value at the HLD Average Closing Price)	6,828	45,981	HK$19.426	20.08	4.68
Approximate % of increase:		84.2%	7.28%	7.28%		

Notes:

1. Based on the 39.06% attributable interest in the audited consolidated net profit attributable to the shareholders of HKCG for the year ended 31 December 2006 of approximately HK$5,862.6 million.

2. Based on the 39.06% attributable interests in the unaudited consolidated NAV of the HKCG Group attributable to the shareholders as at 30 June 2007 of approximately HK$25,172.6 million.

As noted above, the Additional Cash Consideration has increased the implied value per HKCG Share by approximately 7.28% as compared to the HKCG Average Closing Price as determined under the Transaction. Accordingly, with the increase in the implied value per HKCG Share, the implied PER and PBR of the HKCG Interests under the Revised Consideration has also increased to approximately 20.08 times and 4.68 times, respectively. We noted that the Additional Cash Consideration was made in response to views expressed by some Shareholders and is unrelated to changes in the market conditions of HKCG. Based on public information available from the website of the Stock Exchange, save for the Supplemental Agreement, we also are not aware of any substantial changes to the business operations of HKCG. On this basis, our views relating to the fairness of the HKCG Average Closing Price and the valuation of the HKCG Interests in comparison with the Utility Comparables and the Gas

Comparables as disclosed in the Previous Letter will remain unchanged in light of the increase in the implied value per HKCG Share, and the implied PER and PBR of the HKCG Interests as a result of the Additional Cash Consideration.

Comparable transaction analysis

Apart from those comparable transactions set out in the Previous Letter, based on the public information available from the websites of the Stock Exchange, we noted that one of the Gas Comparables, China Gas has recently acquired a minority interests in a non-wholly subsidiary, whose principal business is engaged in gas distribution, at a historical PBR of approximately 2.01 times (PER was not applicable as that subsidiary made losses). The PBR of the HKCG Interests as implied under the Revised Consideration is higher than those implied in the recent comparable transaction effected by China Gas.

Relative share price performances

We noted that since the Last Trading Day up to the Supplemental Announcement Date, the historical share price performances of the Company, HKCG and HLD continued to be fairly aligned with each other and with the Hang Seng Index. Based on public information available, no substantial corporate development (save for the Supplemental Agreement) was noted to have affected the fundamentals of the Company, HKCG and HLD during this period. As explained in the Previous Letter, the estimated theoretical enhancement in value per HIL Share under the Transaction and the Proposed Distributions will vary in accordance with the share price performances of the Company, HKCG and HLD, which are affected by the market conditions, perceptions and speculative activities towards the share prices of the Company, HKCG and HLD. Hence, we maintain our views as stated in the Previous Letter to not place emphasis on the short term relative share price performances of the Company, HKCG, and HLD since short term share price performances can be affected by a number of uncontrollable factors and market conditions.

Views

Having taken into account the above, in particular:

— the Additional Cash Consideration further increases the estimated theoretical enhancement in the implied value per HIL Share under the Transaction (as amended) as compared to that noted under the Transaction;

— the Additional Cash Consideration increases the implied value per HKCG Share as well as the implied PER and PBR of the HKCG Interests under the Revised Consideration; and

— the Additional Cash Consideration was made in response to views expressed by some Shareholders, and is unrelated to changes in the market conditions prevailing to HKCG,

we consider the Revised Consideration, after taking account of the Additional Cash Consideration, to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

3. **Remaining Group**

As the Additional Cash Distribution principally represents the Additional Cash Consideration, the net assets attributable to the Shareholders of the Remaining Group after the Proposed Distributions and Additional Cash Distribution as disclosed in the Letter from the Board of the Supplementary Circular closely approximate with those disclosed in the Circular.

4. **Possible financial effects**

Assets and liabilities

As the Additional Cash Distribution principally represents the Additional Cash Consideration, the unaudited pro forma consolidated assets and liabilities of the Remaining Group as disclosed in the Supplementary Circular closely approximate with those disclosed in the Circular.

Earnings

The Board estimated that, upon Completion, the Group would recognise a gain on disposal of approximately HK$30,993 million, representing the difference between the value of consideration (comprising the Share Entitlement Note and cash (including the Additional Cash Consideration)) based on the HLD Average Closing Price and the current carrying amount of the HKCG Interests. Such gain on disposal will be subject to changes depending on the share price movement of the HLD Shares and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Transaction (as amended) continued to be in the interests of the Company and the Shareholders as a whole and the Revised Consideration is also fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the New EGM to approve the Amended Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau
Executive Vice President

Flavia Hung
Senior Vice President

UPDATED MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Financial Resources, Liquidity and Capital Structure

Based on the unaudited pro forma consolidated balance sheet as set out in the section headed "Updated Unaudited Pro Forma Financial Information on the Remaining Group" on pages 19 to 27 of this supplementary circular, upon Completion and assuming the Share Premium Reduction had become unconditional on 30 June 2007, the Remaining Group would have received cash consideration of approximately HK$6,828 million from HLD, and the Remaining Group would also have made cash distributions in total of approximately HK$6,826 million to the Shareholders. Taking into account the Remaining Group's bank borrowings of approximately HK$29 million as at 30 June 2007, the Remaining Group would be in a net cash position of approximately HK$3,113 million as at 30 June 2007.

Alternatively, upon Completion and assuming the Share Premium Reduction had not become unconditional on 30 June 2007, the Remaining Group would have received cash consideration of approximately HK$6,828 million from HLD but the Remaining Group would not have made any cash distribution under the Further Distribution of approximately HK$3,687 million to the Shareholders. Taking into account the Remaining Group's bank borrowings of approximately HK$29 million as at 30 June 2007, the Remaining Group would be in a net cash position of approximately HK$6,800 million as at 30 June 2007.

1. UPDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING GROUP

The accompanying updated unaudited pro forma financial information on the Remaining Group has been prepared in accordance with rule 4.29 of the Listing Rules and on the basis of the notes set out below for the purposes of illustrating the effects of the Transaction (as amended), the Completion Distribution, the Additional Cash Distribution and the Further Distribution (collectively referred to as the "Disposal") as if the completion of the Disposal had taken place on 30 June 2007 for the unaudited pro forma consolidated balance sheet and on 1 July 2006, for the unaudited pro forma consolidated profit and loss account and the unaudited pro forma consolidated cash flow statement.

The unaudited pro forma consolidated balance sheet, unaudited pro forma consolidated profit and loss account and unaudited pro forma consolidated cash flow statement of the Remaining Group are prepared based upon the Group's audited consolidated balance sheet as at 30 June 2007, the audited consolidated profit and loss account and audited consolidated cash flow statement for the year ended 30 June 2007, respectively, which have been extracted from the accountant's report of the Group set out in Appendix I to the Circular, after making pro forma adjustments relating to the Disposal as described below.

The updated unaudited pro forma financial information on the Remaining Group has been prepared based on a number of assumptions, estimates and uncertainties and is for illustrative purposes only. In view of the foregoing and its hypothetical nature, it does not purport to describe the actual financial position, results and cash flows of the Remaining Group that would have been attained had the Disposal been completed on 30 June 2007 and 1 July 2006 respectively. It also does not purport to predict the future financial position, results and cash flows of the Remaining Group.

The updated unaudited pro forma financial information of the Remaining Group should be read in conjunction with the historical financial information of the Group set out in the accountant's report of the Group in Appendix I to the Circular and other financial information included elsewhere in the Circular and this supplementary circular.

Unaudited pro forma consolidated balance sheet
(HK$ million)

	The Group's audited consolidated balance sheet at 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated balance sheet of the Remaining Group after the Transaction (as amended)	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Completion Distribution and the Additional Cash Distribution	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Further Distribution
		Note (a)	*Note (b)*	*Note (c)*		*Note (d)*		*Note (e)*	
Non-current assets									
Property, plant and equipment	596.6				596.6		596.6		596.6
Toll highway operation rights	178.9				178.9		178.9		178.9
Interests in associates	14,443.7	544.5	(14,988.2)		—		—		—
Other non-current assets	118.6				118.6		118.6		118.6
	15,337.8				894.1		894.1		894.1
Current assets									
Share Entitlement Note	—			39,152.9	39,152.9	(39,152.9)	—		—
Trade and other receivables	353.7				353.7		353.7		353.7
Amounts due from affiliates	68.0				68.0		68.0		68.0
Cash and cash equivalents	3,684.1	(544.5)		6,827.8	9,967.4	(3,138.7)	6,828.7	(3,687.3)	3,141.4
	4,105.8				49,542.0		7,250.4		3,563.1
Assets classified as held for sale	419.8				419.8		419.8		419.8
	4,525.6				49,961.8		7,670.2		3,982.9
Current liabilities									
Bank loans and overdrafts	22.7				22.7		22.7		22.7
Trade and other payables	186.0				186.0		186.0		186.0
Amounts due to affiliates	1,801.5				1,801.5		1,801.5		1,801.5
Current taxation	50.7				50.7		50.7		50.7
	2,060.9				2,060.9		2,060.9		2,060.9
Liabilities associated with assets classified as held for sale	255.4				255.4		255.4		255.4
	2,316.3				2,316.3		2,316.3		2,316.3

	The Group's audited consolidated balance sheet at 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated balance sheet of the Remaining Group after the Transaction (as amended)	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Completion Distribution and the Additional Cash Distribution	Pro forma adjustment	Unaudited pro forma consolidated balance sheet of the Remaining Group after the Further Distribution
		Note (a)	*Note (b)*	*Note (c)*		*Note (d)*		*Note (e)*	
Net current assets	2,209.3				47,645.5		5,353.9		1,666.6
Total assets less current liabilities	17,547.1				48,539.6		6,248.0		2,560.7
Non-current liabilities									
Bank loans	6.2				6.2		6.2		6.2
Deferred tax liabilities	14.2				14.2		14.2		14.2
	20.4				20.4		20.4		20.4
NET ASSETS	17,526.7				48,519.2		6,227.6		2,540.3
Capital and reserves									
Share capital	609.5				609.5		609.5		609.5
Reserves	16,352.1		(14,988.2)	45,980.7	47,344.6	(42,291.6)	5,053.0	(3,687.3)	1,365.7
Total equity attributable to equity shareholders of the Company	16,961.6				47,954.1		5,662.5		1,975.2
Minority interests	565.1				565.1		565.1		565.1
TOTAL EQUITY	17,526.7				48,519.2		6,227.6		2,540.3

Unaudited pro forma consolidated profit and loss account (HK$ million)

	The Group's audited consolidated profit and loss account for the year ended 30 June 2007	Pro forma adjustments		Unaudited pro forma consolidated profit and loss account of the Remaining Group
		Note (f)	*Note (g)*	
Continuing operations:				
Turnover	188.7			188.7
Direct costs	(49.5)			(49.5)
	139.2			139.2
Other income/other gains	224.0			224.0
Administrative expenses	(44.6)			(44.6)
Profit for the year of disposal group	11.3			11.3
Profit from operations	329.9			329.9
Finance costs	(4.1)			(4.1)
Share of profits less losses of associates	3,404.2	(3,404.2)		—
Gain on disposal of the Sale Companies	—		33,654.9	33,654.9
Profit before taxation	3,730.0			33,980.7
Income tax	(36.0)			(36.0)
Profit for the year from continuing operations	3,694.0			33,944.7
Discontinued operations:				
Profit for the year from discontinued operations	1,775.2			1,775.2
Profit for the year	5,469.2			35,719.9

	The Group's audited consolidated profit and loss account for the year ended 30 June 2007	Pro forma adjustments		Unaudited pro forma consolidated profit and loss account of the Remaining Group
		Note (f)	*Note (g)*	
Attributable to:				
Equity shareholders of the Company				
- Continuing operations	3,626.3	(3,404.2)	33,654.9	33,877.0
- Discontinued operations	1,764.8			1,764.8
	5,391.1			35,641.8
Minority interests				
- Continuing operations	67.7			67.7
- Discontinued operations	10.4			10.4
	78.1			78.1
Profit for the year	5,469.2			35,719.9

Unaudited pro forma consolidated cash flow statement
(HK$ million)

	The Group's audited consolidated cash flow statement for the year ended 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Transaction (as amended)	Pro forma adjustment	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Completion Distribution and the Additional Cash Distribution	Pro forma adjustment	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Further Distribution
		Note (h)	*Note (a)*	*Note (i)*		*Note (j)*		*Note (k)*	
Operating activities									
Profit before taxation									
From continuing operations	3,730.0	(3,404.2)		33,654.9	33,980.7		33,980.7		33,980.7
From discontinued operations	1,848.6				1,848.6		1,848.6		1,848.6
Adjustments for:									
Interest income	(221.3)				(221.3)		(221.3)		(221.3)
Dividends from investments	(2.6)				(2.6)		(2.6)		(2.6)
Amortisation of toll highway operation rights	10.1				10.1		10.1		10.1
Depreciation	34.1				34.1		34.1		34.1
Amortisation of prepaid lease payments	1.2				1.2		1.2		1.2
Impairment loss on available-for-sale securities	13.5				13.5		13.5		13.5
Loss on disposal/write off of property, plant and equipment	17.5				17.5		17.5		17.5
Loss on disposal of available-for-sale securities	2.0				2.0		2.0		2.0
Gain on disposal of subsidiaries and associates/Sale Companies	(930.0)			(33,654.9)	(34,584.9)		(34,584.9)		(34,584.9)
Increase in fair value of investment properties	(219.5)				(219.5)		(219.5)		(219.5)
Share of profits less losses of associates	(3,833.9)	3,404.2			(429.7)		(429.7)		(429.7)
Finance costs	4.1				4.1		4.1		4.1
Exchange difference	7.0				7.0		7.0		7.0
Operating profit before changes in working capital	460.8				460.8		460.8		460.8
Decrease in inventories	39.9				39.9		39.9		39.9
Increase in trade and other receivables	(152.9)				(152.9)		(152.9)		(152.9)
Increase in trade and other payables	3.2				3.2		3.2		3.2
Cash generated from operations	351.0				351.0		351.0		351.0
Tax paid									
- Hong Kong	(62.2)				(62.2)		(62.2)		(62.2)
- Outside Hong Kong	(4.5)				(4.5)		(4.5)		(4.5)
Interest paid	(4.1)				(4.1)		(4.1)		(4.1)
Net cash generated from operating activities	280.2				280.2		280.2		280.2

	The Group's audited consolidated cash flow statement for the year ended 30 June 2007	Pro forma adjustments			Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Transaction (as amended)	Pro forma adjustment	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Completion Distribution and the Additional Cash Distribution	Pro forma adjustment	Unaudited pro forma consolidated cash flow statement of the Remaining Group after the Further Distribution
		Note (h)	*Note (a)*	*Note (i)*		*Note (j)*		*Note (k)*	
Investing activities									
Dividends received from associates and available-for-sale securities	907.8	(741.8)			166.0		166.0		166.0
Interest received	221.2				221.2		221.2		221.2
Payment for the purchase of:									
- investment properties	(92.7)				(92.7)		(92.7)		(92.7)
- property, plant and equipment	(52.2)				(52.2)		(52.2)		(52.2)
- available-for-sale securities	(72.5)				(72.5)		(72.5)		(72.5)
Payment for the acquisition of additional interests in associates	(32.7)		(544.5)		(577.2)		(577.2)		(577.2)
Proceeds from disposal of property, plant and equipment	0.4				0.4		0.4		0.4
Net proceeds from disposal of:									
- subsidiaries and associates/Sale Companies	12,106.8			6,827.8	18,934.6		18,934.6		18,934.6
- available-for-sale securities	69.8				69.8		69.8		69.8
Redemption of held-to-maturity debt securities	11.5				11.5		11.5		11.5
Release of the pledged bank deposits	20.2				20.2		20.2		20.2
Decrease in amounts due from investee companies	0.9				0.9		0.9		0.9
Increase in amounts due from associates	(6.4)				(6.4)		(6.4)		(6.4)
Decrease in amounts due from minority shareholders	37.3				37.3		37.3		37.3
Net cash generated from investing activities	13,119.4				18,660.9		18,660.9		18,660.9
Financing activities									
Dividends paid to shareholders	(16,079.5)				(16,079.5)	(3,138.7)	(19,218.2)	(3,687.3)	(22,905.5)
Dividends paid to minority shareholders	(104.5)				(104.5)		(104.5)		(104.5)
Advance from a fellow subsidiary	1,533.0				1,533.0		1,533.0		1,533.0
Advances from minority shareholders	139.4				139.4		139.4		139.4
Repayment to associates	(0.8)				(0.8)		(0.8)		(0.8)
Distribution to minority shareholders	(90.3)				(90.3)		(90.3)		(90.3)
Repayment of bank loans	(248.9)				(248.9)		(248.9)		(248.9)
Net cash used in financing activities	(14,851.6)				(14,851.6)		(17,990.3)		(21,677.6)
Net (decrease)/increase in cash and cash equivalents	(1,452.0)	(741.8)	(544.5)	6,827.8	4,089.5	(3,138.7)	950.8	(3,687.3)	(2,736.5)
Cash and cash equivalents at 1 July	5,127.0				5,127.0		5,127.0		5,127.0
Effect of foreign exchange rate changes	11.1				11.1		11.1		11.1
Cash and cash equivalents at 30 June	3,686.1				9,227.6		6,088.9		2,401.6

Notes to the updated unaudited pro forma financial information

(a) The adjustment relates to the acquisition of 31,159,000 HKCG Shares subsequent to 30 June 2007 and up to the date of the Supplemental Agreement with an aggregate cost of HK$544.5 million, assuming that this acquisition had taken place on 30 June 2007.

(b) The adjustment relates to the exclusion of the assets and liabilities attributable to the Sale Companies as at 30 June 2007 after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 30 June 2007.

(c) The adjustment relates to the consideration received from the Disposal, assuming that the completion of the Disposal had taken place on 30 June 2007. The consideration comprises:

  (i) the Share Entitlement Note which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the value of such 636,891,425 HLD Shares is approximately HK$39,152.9 million; and

  (ii) HK$6,827.8 million in cash, being the aggregate of the original cash consideration of HK$3,707.5 million and the Additional Cash Consideration of HK$3,120.3 million.

(d) The adjustment relates to the following, assuming that the completion of the Disposal had taken place on 30 June 2007:

  (i) the Completion Distribution, being for each HIL Share a distribution of the entitlement to 0.209 HLD Share under the Share Entitlement Note. Based on the 3,047,327,395 HIL Shares in issue as at the date of the Supplemental Agreement and the HLD Average Closing Price of HK$61.475, the Completion Distribution amounted to HK$39,152.9 million; and

  (ii) the Additional Cash Distribution, being a distribution of HK$1.03 in cash per HIL Share (or approximately HK$3,138.7 million in total based on the 3,047,327,395 HIL Shares in issue as at the date of the Supplemental Agreement).

(e) The adjustment relates to the Further Distribution, being a distribution of HK$1.21 in cash per HIL Share (or approximately HK$3,687.3 million in total based on the 3,047,327,395 HIL Shares in issue as at the date of the Supplemental Agreement), assuming that the completion of the Disposal had taken place and the Share Premium Reduction had become unconditional on 30 June 2007.

(f) The adjustment relates to the exclusion of the share of profits of HKCG for the year ended 30 June 2007, assuming that the completion of the Disposal had taken place on 1 July 2006.

(g) The adjustment reflects the estimated gain of approximately HK$33,654.9 million resulting from the Disposal after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 1 July 2006.

(h) The adjustment relates to the exclusion of the cash flow items of the Sale Companies for the year ended 30 June 2007, assuming that the completion of the Disposal had taken place on 1 July 2006.

(i) The adjustment reflects the cash inflow amounting to approximately HK$6,827.8 million (being the cash consideration stated in note (c)(ii) above) and the estimated gain of HK$33,654.9 million resulting from the Disposal after taking into account the acquisition stated in note (a) above, assuming that the completion of the Disposal had taken place on 1 July 2006.

(j) The adjustment reflects the cash outflow resulting from the Additional Cash Distribution (see note (d)(ii) above), assuming that the completion of the Disposal had taken place on 1 July 2006. The Completion Distribution (see note (d)(i) above) would have no effect on the cash flows of the Remaining Group.

(k) The adjustment reflects the cash outflow resulting from the Further Distribution (see note (e) above), assuming that the completion of the Disposal had taken place and the Share Premium Reduction had become unconditional on 1 July 2006.

(l) The final amount of the consideration, the share of net assets of HKCG and the gain on the disposal will be different from those amounts as presented above. The final amount of the consideration will be determined based on HLD's share price on the date of Completion. Accordingly, the gain on disposal will be subject to changes as HLD's share price will move and there will be change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion.

(m) Except for the transaction as stated in note (a) above and the Disposal, no adjustment has been made to reflect any trading result or other transactions of the Group or the Sale Companies entered into subsequent to 30 June 2007.

2. LETTER FROM THE REPORTING ACCOUNTANT OF THE COMPANY

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this supplementary circular.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT FROM REPORTING ACCOUNTANT ON UPDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HENDERSON INVESTMENT LIMITED

We report on the updated unaudited pro forma financial information set out on pages 19 to 27 under the heading of "Updated Unaudited Pro Forma Financial Information on the Remaining Group" (the "Unaudited Pro Forma Financial Information") in the circular dated 14 November 2007 (the "Supplementary Circular") of Henderson Investment Limited (the "Company"), in connection with the proposed disposal of 39.06% interest in The Hong Kong and China Gas Company Limited through the disposal of the entire issued share capital and shareholder's loans of Macrostar Investment Limited and Timpani Investments Limited by the Company and the proposed distributions (the "Disposal"), details of which are included in the Company's circular dated 20 October 2007 (the "Circular") and the Supplementary Circular. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Disposal might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 19 to 27 of the Supplementary Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated balance sheet as at 30 June 2007, consolidated profit and loss account and consolidated cash flow statement of the Group for the year ended 30 June 2007 with the accountant's report as set out in Appendix I to the Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

— the financial position of the Group as at 30 June 2007 or any future date, or

— the results or cash flows of the Group for the year ended 30 June 2007 or any future periods.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 14 November 2007

1. RESPONSIBILITY STATEMENT

This supplementary circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplementary circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. CONSENTS

CIMB-GK and PricewaterhouseCoopers have given and have not withdrawn their respective written consents to the issue of this supplementary circular with the inclusion herein of their respective opinions, letters or reports, and the references to their names, opinions, letters or reports in form and context in which they respectively appear.

3. ADDITIONAL MATERIAL CONTRACT

In addition to the material contracts set out in the section headed "Material Contracts" in Appendix IV to the Circular, the Supplemental Agreement, not being a contract entered into in the ordinary course of business, was entered into by the Group within the two years immediately preceding the date of this supplementary circular and is or may be material.

4. GENERAL

The Directors confirmed that, as at 9 November 2007 (being the latest practicable date prior to the printing of this supplementary circular for the purpose of ascertaining certain information for inclusion in this supplementary circular), there was no material adverse change to the Group's indebtedness position as stated in the indebtedness statement contained in the Circular and, save as disclosed in this supplementary circular, there was no material change to the other information contained in the Circular.

The English language text of this supplementary circular shall prevail over the Chinese language text in case of inconsistency.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Supplemental Agreement, the supplemental letter from CIMB-GK to the Independent Shareholders (the text of which is set out on pages 12 to 17 of this supplementary circular), the consent letters of CIMB-GK and PricewaterhouseCoopers referred to in the section headed "Consents" above, the updated unaudited pro forma financial information on the Remaining Group and the report from PricewaterhouseCoopers (the text of which is set out in the section headed "Updated Unaudited Pro Forma Financial Information on the Remaining Group" of this supplementary

circular) and the Circular will be available for inspection during normal business hours on any weekday (except for public holidays) at the office of Woo, Kwan, Lee & Lo at 26th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours, up to and including 7 December 2007. The documents set out in the section headed "Documents available for inspection" in Appendix IV to the Circular will continue to be available for inspection during such time.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Henderson Investment Limited (the "Company") will be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Friday, 7 December 2007 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company, of which Resolution No.1 is intended to be proposed as an ordinary resolution and Resolution No.2 is intended to be proposed as a special resolution:

ORDINARY RESOLUTION

1. **"THAT:**

(A) (i) the conditional agreement dated 2 October 2007 entered into between the Company and Henderson Land Development Company Limited (a copy of which has been produced to this meeting and marked "A" and signed by the chairman of the meeting (the "Chairman") for the purpose of identification), as supplemented by a supplemental agreement dated 7 November 2007 entered into between the Company and Henderson Land Development Company Limited (a copy of which has been produced to this meeting and marked "B" and signed by the Chairman for the purpose of identification) (collectively the "Agreement"), in relation to the Transaction (as defined and described in the circular dated 20 October 2007 despatched to the shareholders of the Company (a copy of which has been produced to this meeting and marked "C" and signed by the Chairman for the purpose of identification), as supplemented by the supplementary circular dated 14 November 2007 despatched to the shareholders of the Company of which the notice convening this meeting forms part (a copy of which has been produced to this meeting and marked "D" and signed by the Chairman for the purpose of identification), collectively the "Circular") and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(ii) the taking of all steps and doing of all things and execution of all documents by the Company and its subsidiaries to implement, give effect to or complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved, confirmed and ratified; and

(B) subject to completion of the Agreement:

(i) upon the recommendation of the board of directors of the Company a dividend of a total amount which is equal to the sum of (A) the closing price of the share of HK$2.00 each in the share capital of Henderson Land Development Company Limited ("HLD Share") as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets as at the date of completion of the Agreement multiplied by 636,891,425 and (B) the aggregate Dividend Amount (as defined below) (if any) be declared and the directors of the Company be and they are hereby authorised and directed to cause that dividend to be satisfied not by payment of cash but by a distribution in specie of the Entitlement (as defined below) per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company on the terms and conditions (including but not limited to the treatment of fractional entitlements and payment of cash in lieu in the relevant circumstances) described in the Circular. The Entitlement means the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (as defined in the Circular), together with all rights under the Share Entitlement Note attributable to such entitlement (including but not limited to any right to receive payment of any amount which is equal to any dividend payable by Henderson Land Development Company Limited ("HLD") based on any record date which is on or after the date of the Agreement for which such shares of HLD to be so allotted do not rank due to their being issued (or the relevant entries to HLD's register of members being made) after such record date ("Dividend Amount")); and

(ii) a distribution of an amount of HK$1.03 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved; and

(iii) conditional upon the confirmation of the reduction of the share premium account of the Company referred to in Special Resolution No. 2 set out in the notice convening this meeting at which this Resolution is proposed by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a distribution of an amount of HK$1.21 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved."

SPECIAL RESOLUTION

2. **"THAT:**

(A) conditional upon the confirmation of the reduction of the share premium account of the Company referred to below by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the amount standing to the credit of the share premium account of the Company be reduced by the sum of HK$4,215,728,461.60 and the directors of the Company be and are hereby authorised to credit the same amount arising from such reduction to the distributable reserve of the Company in such manner as the directors of the Company consider appropriate; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things, and to approve, sign and execute all documents, which in their opinion may be necessary, desirable, appropriate or expedient to implement or to give effect to the matters referred to in paragraph (A) above including, without limitation, to seek confirmation from, and authorise counsel on behalf of the Company to provide any undertaking as is necessary to, the Court."

By order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 14 November 2007

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more person(s) as his proxy(ies) to attend and to vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(4) The form of proxy enclosed with the circular dated 20 October 2007 for the extraordinary general meeting held on 12 November 2007 (including any such form lodged with the share registrar of the Company) is no longer valid. If you wish to vote by proxy at the extraordinary general meeting to be held on 7 December 2007, please complete and return the form of proxy enclosed in the supplementary circular dated 14 November 2007 to the share registrar of the Company not less than 48 hours before such meeting.

As at the date of this notice, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

(3) 代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在該會議或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處，卓佳標準有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票。

(4) 隨於日期為二零零七年十月二十日之通函奉附於二零零七年十一月十二日舉行之股東特別大會適用之代表委任表格(包括已遞交本公司股份過戶登記處之該表格)不再生效。倘　閣下欲委派代表於二零零七年十二月七日舉行之股東特別大會上投票，務請將日期為二零零七年十一月十四日之補充通函隨附之代表委任表格填妥並最遲須於該會議舉行48小時前交回本公司之股份過戶登記處。

於本通告日期，董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

特別決議案

2. 「動議：

(A) 待香港高等法院原訟法庭(「法院」)確認下文所述本公司之股份溢價賬之減少，法院施加之所有條件獲履行及香港公司註冊處處長登記該項股份溢價賬之減少的法院指令連同根據香港法例第32章公司條例第61條可能規定之其他文件後，將本公司股份溢價賬之進賬額減少港幣4,215,728,461.60元，並授權本公司董事以本公司董事認為適當之方式將該項減少所產生之相同金額撥入本公司之可供分派儲備內；及

(B) 全面授權本公司董事作出一般彼等認為就執行上文(A)段所述事項或使其生效而言屬必要、適宜、適當或權宜之一切行動及事宜，以及批准、簽署及簽立彼等認為就執行前述者或使其生效而言屬必要、適宜、適當或權宜之所有文件(包括但不限於向法院尋求確認及授權訟務律師代表本公司向法院提供任何必要之保證)。」

承董事局命
公司秘書
廖祥源

香港，二零零七年十一月十四日

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

附註：

(1) 凡有權出席會議及投票之股東，均有權委任一名或以上之人士作為其受委代表代其出席及投票。在票選投票中，股東可親身或由受委代表投票。委任代表毋須為本公司股東。

(2) 倘屬任何股份之聯名持有人，則任何一名有關人士可就該股份親自或委派代表於該會議上投票，猶如其為唯一持有人。若超過一名聯名持有人親自或委派代表出席該會議，則於股東名冊上排名較先之該名有關人士，方單獨有權就有關股份在該會議上投票。

(B) 待協議完成之前提下，批准：

(i) 在本公司董事局推薦後，宣派並授權及指示本公司董事非以現金而以實物之方式分派每股權益(定義見下文)，根據通函所述條款及條件(包括但不限於在有關情況下處置碎股權益及以現金付款代替)向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份持有人分派總額相等於(A)恒基兆業地產有限公司股本中每股面值港幣2.00元之股份(「恒基地產股份」)於協議完成日期在香港聯合交易所有限公司之每日報價表所報之收市價乘以636,891,425及(B)所宣派總股息金額(定義見下文)(如有)兩者之總和之股息。權益指根據股份權益票據(定義見通函)將予分配之0.209股恒基地產股份之權益，連同根據股份權益票據該等權益應佔之所有權利(包括但不限於收取相等於恒基兆業地產有限公司(「恒基地產」)根據訂立協議日期或之後之任何記錄日期應付之任何股息之金額之任何權利，而該等據此將予配發之恒基地產股份因於有關記錄日期後才發行(或因於有關記錄日期後才在恒基地產股東名冊加入相關記錄)而無權收取上述股息(「股息金額」))；及

(ii) 批准向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份之持有人分派每股港幣1.03元之現金款項；及

(iii) 待香港高等法院原訴法庭(「法院」)確認召開本決議案提呈之本大會之通告所載第2項特別決議案所述本公司之股份溢價賬之減少、法院所施加之所有條件獲履行及香港公司註冊處處長登記確認股份溢價賬之減少的法院指令連同根據香港法例第32章公司條例第61條可能規定之其他文件後，批准向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份之持有人分派每股港幣1.21元之現金款項。」

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

茲通告恒基兆業發展有限公司(「本公司」)訂於二零零七年十二月七日(星期五)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行股東特別大會，藉以考慮及酌情通過下列本公司之決議案(不論有否作出修訂)，其中第1項決議案擬提呈為普通決議案，而第2項決議案則擬提呈為特別決議案：

普通決議案

1. **「動議**：

(A) (i) 批准、確認及追認本公司與恒基兆業地產有限公司於二零零七年十月二日就交易(定義及詳情見二零零七年十月二十日向本公司股東寄發之通函，其副本已呈交本大會，並註有「C」字樣及由本大會主席(「主席」)簽署以資識別，並經二零零七年十一月十四日向本公司股東寄發之補充通函補充，而召開本大會之通告構成其中一部分，其副本已呈交本大會，並註有「D」字樣及由主席簽署以資識別，統稱「通函」)訂立之有條件協議(其副本已呈交本大會，並註有「A」字樣及由主席簽署以資識別，並經本公司與恒基兆業地產有限公司於二零零七年十一月七日訂立之補充協議補充，其副本已呈交本大會，並註有「B」字樣及由主席簽署以資識別，統稱「協議」)，以及據此擬進行之交易；及

(ii) 批准、確認及追認本公司董事認為必要、適宜、適當或權宜之本公司及其附屬公司採取的一切步驟及進行的一切事宜及簽立的所有文件，以執行及完成協議及據此擬進行之交易及使其生效，以及對協議之條款及據此擬進行之交易作出及提供及同意的更改、修正、修訂、豁免或延續；及

七年十二月七日(及包括該日)前任何週日(公眾假期除外)之正常辦公時間內,於胡關李羅律師行之辦事處可供查閱,地址為香港中環康樂廣場一號怡和大廈26樓。該通函附錄四「備查文件」一節所載列之文件將繼續於上述時間內可供查閱。

1. 責任聲明

本補充通函包括遵照上市規則之規定提供之詳情，藉以提供有關本公司之資料。董事願共同及個別對本補充通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本補充通函並無遺漏任何其他事實，致使當中任何陳述產生誤導。

2. 同意書

聯昌國際證券及羅兵咸永道會計師事務所已就本補充通函之刊發發出彼等各自之同意書，同意按本補充通函所載之個別形式及涵義，轉載彼等各自之意見、函件或報告及引述彼等之名稱、意見、函件或報告，且迄今並無撤回其同意書。

3. 其他重大合約

除該通函附錄四「重大合約」一節所載列之重大合約外，補充協議(並非於一般業務範圍內訂立之合約)乃於緊接本補充通函刊發日期前兩年內由本集團訂立屬於或可能屬於重大之合約。

4. 一般資料

董事確認，於二零零七年十一月九日(即本補充通函付印前就確定載入本補充通函之資料而言之最後實際可行日期)，本集團之債務狀況(如該通函所載之債務聲明所述)並無重大不利變動，而除本補充通函所披露者外，該通函所載其他資料亦無重大變動。

本補充通函之中、英文版本之內容如有歧異，概以英文版本為準。

5. 備查文件

補充協議、聯昌國際證券致獨立股東之補充函件(其全文載於本補充通函第12至第17頁)、上文「同意書」一節所述聯昌國際證券及羅兵咸永道會計師事務所發出之同意書以及新修訂之餘下集團之未經審核備考財務資料及羅兵咸永道會計師事務所之報告(其全文載於本補充通函「新修訂之餘下集團之未經審核備考財務資料」一節)及該通函之副本，可於二零零

意見的基礎

本所是根據會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較於二零零七年六月三十日集團的經審核綜合資產負債表，及截至二零零七年六月三十日年度的損益計算表及現金流量表與通函附錄一所載的會計師報告、考慮調整的支持文件，及與 貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由 貴公司董事按照所述的基準適當編製、該基準與 貴集團的會計政策一致、且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據 貴公司董事的判斷和假設編製，僅供說明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表：

－ 貴集團於二零零七年六月三十日或任何未來日期的財務狀況，或

－ 貴集團於截至二零零七年六月三十日年度或任何未來期間的業績或現金流量。

意見

本所認為：

a) 未經審核備考財務資料已由 貴公司董事按照所述基準適當編製；

b) 該基準與 貴集團的會計政策一致；及

c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師
香港，二零零七年十一月十四日

2. 本公司申報會計師函件

以下為羅兵咸永道會計師事務所(香港執業會計師)向本公司發出的報告全文，以供載入本補充通函內。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

新修訂之未經審核備考財務資料的會計師報告
致恒基兆業發展有限公司董事

本所謹就恒基兆業發展有限公司(「貴公司」)就 貴公司透過出售 貴公司全資附屬公司Macrostar Investment Limited及Timpani Investments Limited(其主要業務為控股投資香港中華煤氣有限公司(「香港中華煤氣」))的全數已發行股本及股東借款，建議出售於香港中華煤氣之39.06%權益及建議分派(「出售」)(出售事項之詳情已載入 貴公司於二零零七年十月二十日刊發之通函(「通函」)及補充通函(定義見下文))而於二零零七年十一月十四日刊發的通函(「補充通函」)中標題為「新修訂之餘下集團之未經審核備考財務資料」內所載的新修訂之未經審核備考財務資料(「未經審核備考財務資料」)(載於第19至27頁)作出報告。未經審核備考財務資料由 貴公司董事編製，僅供説明用途，以提供資料説明出售對 貴公司及其附屬公司(以下統稱「貴集團」)相關財務資料可能造成的影響。未經審核備考財務資料的編製基準載於補充通函第19至27頁。

貴公司董事與申報會計師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則第4.29條(「上市規則」)並參考由香港會計師公會(「會計師公會」)頒佈的會計指引第7條「編製備考財務資料以載入投資通函內」而編製的未經審核備考財務資料負上編製的全責。

本所的責任是根據上市規則第4.29(7)條的規定，就未經審核備考財務資料表達意見並向閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告，除於報告刊發日期對該等報告的發出對象所負的責任外，本所概不承擔任何責任。

(k) 調整反映進一步分派(參閱上文附註(e))所產生之現金流出，假設於二零零六年七月一日，出售事項已完成及削減股份溢價已成為無條件。

(l) 代價、應佔香港中華煤氣之資產淨值以及出售事項之收益之最終金額將會與上文所呈列者有出入。代價之最終金額將按照恒基地產於完成日期之股價而釐定。因此，出售事項之收益將可能有所變動，因為恒基地產股價或會變動，而由二零零七年七月一日至完成日期期間之應佔香港中華煤氣之資產淨值亦或會有所變動。

(m) 除就上文附註(a)所述之交易及出售事項外，並無作出任何調整以反映本集團或出售公司於二零零七年六月三十日後之任何經營業績或進行之其他交易。

新修訂之未經審核備考財務資料附註

(a) 調整有關於二零零七年六月三十日後及直至補充協議日期以總成本港幣544,500,000元收購31,159,000股香港中華煤氣股份，假設此項收購事項已於二零零七年六月三十日完成。

(b) 調整有關經計及上文附註(a)所述之收購事項後將剔除出售公司於二零零七年六月三十日應佔之資產及負債，假設出售事項已於二零零七年六月三十日完成。

(c) 調整有關自出售事項所收取之代價，假設出售事項已於二零零七年六月三十日完成。代價包括：

(i) 股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份，並入賬列為繳足。按照恒基地產平均收市價港幣61.475元，該636,891,425股恒基地產股份之價值約為港幣39,152,900,000元；及

(ii) 現金港幣6,827,800,000元（即原先現金代價港幣3,707,500,000元及額外現金代價港幣3,120,300,000元的總和）。

(d) 調整有關以下分派（假設出售事項已於二零零七年六月三十日完成）：

(i) 完成分派，根據股份權益票據就每股恒基發展股份有權獲分派0.209股恒基地產股份。根據於補充協議日期3,047,327,395股已發行恒基發展股份及恒基地產平均收市價港幣61.475元，完成分派總額達港幣39,152,900,000元；及

(ii) 額外現金分派，就每股恒基發展股份獲分派港幣1.03元現金（或根據於補充協議日期3,047,327,395股已發行恒基發展股份，分派總額約港幣3,138,700,000元）。

(e) 調整有關進一步分派，即就每股恒基發展股份分派港幣1.21元之現金（或根據於補充協議日期3,047,327,395股已發行恒基發展股份計算合共約為港幣3,687,300,000元），假設於二零零七年六月三十日，出售事項已完成及削減股份溢價已成為無條件。

(f) 調整有關剔除香港中華煤氣截至二零零七年六月三十日止年度之應佔溢利，假設出售事項已於二零零六年七月一日完成。

(g) 調整反映經計及上文附註(a)所述之收購事項後，出售事項所產生之預計收益約為港幣33,654,900,000元，假設出售事項已於二零零六年七月一日完成。

(h) 調整有關剔除出售公司截至二零零七年六月三十日止年度之現金流量項目，假設出售事項已於二零零六年七月一日完成。

(i) 調整反映經計及上文附註(a)所述之收購事項後，出售事項所產生之現金流入約為港幣6,827,800,000元（為上文附註(c)(ii)所述之現金代價）及預計收益為港幣33,654,900,000元，假設出售事項已於二零零六年七月一日完成。

(j) 調整反映額外現金分派（參閱上文附註(d)(ii)）所產生之現金流出，假設出售事項已於二零零六年七月一日完成。完成分派（參閱上文附註(d)(i)）將不會對餘下集團之現金流量造成影響。

新修訂之餘下集團之未經審核備考財務資料

	本集團於截至二零零七年六月三十日止年度之經審核綜合現金流量表	附註(h)	備考調整 附註(a)	附註(i)	交易(經修訂)後之餘下集團之未經審核備考綜合現金流量表	備考調整 附註(j)	完成分派及額外現金分派後之餘下集團之未經審核備考綜合現金流量表	備考調整 附註(k)	進一步分派後餘下集團之未經審核備考綜合現金流量表
投資活動									
聯營公司及可供出售證券股息收入	907.8	(741.8)			166.0		166.0		166.0
利息收入	221.2				221.2		221.2		221.2
支付款項購買：									
－投資物業	(92.7)				(92.7)		(92.7)		(92.7)
－物業、廠房及設備	(52.2)				(52.2)		(52.2)		(52.2)
－可供出售證券	(72.5)				(72.5)		(72.5)		(72.5)
支付收購於聯營公司之進一步權益之款項	(32.7)		(544.5)		(577.2)		(577.2)		(577.2)
出售物業、廠房及設備收入	0.4				0.4		0.4		0.4
出售以下項目淨收入：									
－附屬公司及聯營公司／出售公司	12,106.8			6,827.8	18,934.6		18,934.6		18,934.6
－可供出售證券	69.8				69.8		69.8		69.8
贖回持有至到期之債務證券	11.5				11.5		11.5		11.5
釋放已抵押銀行存款	20.2				20.2		20.2		20.2
減少投資公司欠款	0.9				0.9		0.9		0.9
增加聯營公司欠款	(6.4)				(6.4)		(6.4)		(6.4)
減少少數股東欠款	37.3				37.3		37.3		37.3
投資活動所得的現金淨值	13,119.4				18,660.9		18,660.9		18,660.9
融資活動									
派發股息予股東	(16,079.5)				(16,079.5)	(3,138.7)	(19,218.2)	(3,687.3)	(22,905.5)
派發股息予少數股東	(104.5)				(104.5)		(104.5)		(104.5)
借入同母系附屬公司款	1,533.0				1,533.0		1,533.0		1,533.0
借入少數股東款	139.4				139.4		139.4		139.4
償還聯營公司款	(0.8)				(0.8)		(0.8)		(0.8)
派款予少數股東	(90.3)				(90.3)		(90.3)		(90.3)
償還銀行借款	(248.9)				(248.9)		(248.9)		(248.9)
融資活動所用的現金淨值	(14,851.6)				(14,851.6)		(17,990.3)		(21,677.6)
現金及現金等價物之淨額(減少)／增加	(1,452.0)	(741.8)	(544.5)	6,827.8	4,089.5	(3,138.7)	950.8	(3,687.3)	(2,736.5)
於七月一日之現金及現金等價物	5,127.0				5,127.0		5,127.0		5,127.0
外幣兌換率改變之影響	11.1				11.1		11.1		11.1
於六月三十日之現金及現金等價物	3,686.1				9,227.6		6,088.9		2,401.6

未經審核備考綜合現金流量表
(港幣百萬元)

	本集團於截至二零零七年六月三十日止年度之經審核綜合現金流量表		備考調整		交易(經修訂)後之餘下集團之未經審核備考綜合現金流量表	備考調整	完成分派及額外現金分派後之餘下集團之未經審核備考綜合現金流量表	備考調整	進一步分派後餘下集團之未經審核備考綜合現金流量表
		附註(h)	*附註(a)*	*附註(i)*		*附註(j)*		*附註(k)*	
營運活動									
除稅前溢利									
由持續營運業務	3,730.0	(3,404.2)		33,654.9	33,980.7		33,980.7		33,980.7
由已終止營運業務	1,848.6				1,848.6		1,848.6		1,848.6
調整項目:									
利息收入	(221.3)				(221.3)		(221.3)		(221.3)
投資股息收入	(2.6)				(2.6)		(2.6)		(2.6)
收費高速公路經營權攤銷	10.1				10.1		10.1		10.1
折舊	34.1				34.1		34.1		34.1
預付租賃款項攤銷	1.2				1.2		1.2		1.2
可供出售證券減值虧損	13.5				13.5		13.5		13.5
出售/撤除物業、廠房及設備之虧損	17.5				17.5		17.5		17.5
出售可供出售證券之虧損	2.0				2.0		2.0		2.0
出售附屬公司及聯營公司/出售公司之盈利	(930.0)			(33,654.9)	(34,584.9)		(34,584.9)		(34,584.9)
投資物業之公允價值增加	(219.5)				(219.5)		(219.5)		(219.5)
應佔聯營公司溢利減虧損	(3,833.9)	3,404.2			(429.7)		(429.7)		(429.7)
融資成本	4.1				4.1		4.1		4.1
外幣兌換差異	7.0				7.0		7.0		7.0
營運資金變動前之經營溢利	460.8				460.8		460.8		460.8
存貨之減少	39.9				39.9		39.9		39.9
應收賬款及其他應收款增加	(152.9)				(152.9)		(152.9)		(152.9)
應付賬款及其他應付款增加	3.2				3.2		3.2		3.2
營運活動所得的現金	351.0				351.0		351.0		351.0
已付稅款									
一香港	(62.2)				(62.2)		(62.2)		(62.2)
一香港以外	(4.5)				(4.5)		(4.5)		(4.5)
利息支出	(4.1)				(4.1)		(4.1)		(4.1)
營運活動所得的現金淨值	280.2				280.2		280.2		280.2

	本集團於截至二零零七年六月三十日止年度之經審核綜合損益計算表	備考調整 附註(f)	備考調整 附註(g)	餘下集團之未經審核備考綜合損益計算表
溢利分配：				
本公司股東				
一持續營運業務	3,626.3	(3,404.2)	33,654.9	33,877.0
一已終止營運業務	1,764.8			1,764.8
	5,391.1			35,641.8
少數股東				
一持續營運業務	67.7			67.7
一已終止營運業務	10.4			10.4
	78.1			78.1
本年度溢利	5,469.2			35,719.9

未經審核備考綜合損益計算表
(港幣百萬元)

	本集團於截至二零零七年六月三十日止年度之經審核綜合損益計算表	備考調整 附註(f)	備考調整 附註(g)	餘下集團之未經審核備考綜合損益計算表
持續營運業務：				
營業額	188.7			188.7
直接成本	(49.5)			(49.5)
	139.2			139.2
其他收入／其他收益	224.0			224.0
行政費用	(44.6)			(44.6)
出售集團之本年度溢利	11.3			11.3
經營溢利	329.9			329.9
融資成本	(4.1)			(4.1)
應佔聯營公司溢利減虧損	3,404.2	(3,404.2)		–
出售出售公司之收益	–		33,654.9	33,654.9
除税前溢利	3,730.0			33,980.7
所得税	(36.0)			(36.0)
持續營運業務之本年度溢利	3,694.0			33,944.7
已終止營運業務：				
已終止營運業務之本年度溢利	1,775.2			1,775.2
本年度溢利	5,469.2			35,719.9

新修訂之餘下集團之未經審核備考財務資料

	本集團於二零零七年六月三十日之經審核綜合資產負債表	備考調整			交易(經修訂)後之餘下集團之未經審核備考綜合資產負債表	備考調整	完成分派及額外現金分派後之餘下集團之未經審核備考綜合資產負債表	備考調整	進一步分派後之餘下集團之未經審核備考綜合資產負債表
		附註(a)	*附註(b)*	*附註(c)*		*附註(d)*		*附註(e)*	
流動資產淨值	2,209.3				47,645.5		5,353.9		1,666.6
總資產減流動負債	17,547.1				48,539.6		6,248.0		2,560.7
非流動負債									
銀行借款	6.2				6.2		6.2		6.2
遞延稅項負債	14.2				14.2		14.2		14.2
	20.4				20.4		20.4		20.4
資產淨值	17,526.7				48,519.2		6,227.6		2,540.3
資本及儲備									
股本	609.5				609.5		609.5		609.5
儲備	16,352.1		(14,988.2)	45,980.7	47,344.6	(42,291.6)	5,053.0	(3,687.3)	1,365.7
本公司股東應佔權益總額	16,961.6				47,954.1		5,662.5		1,975.2
少數股東權益	565.1				565.1		565.1		565.1
權益總額	17,526.7				48,519.2		6,227.6		2,540.3

未經審核備考綜合資產負債表

(港幣百萬元)

	本集團於二零零七年六月三十日之經審核綜合資產負債表	備考調整 附註(a)	備考調整 附註(b)	備考調整 附註(c)	交易(經修訂)後之餘下集團之未經審核備考綜合資產負債表	備考調整 附註(d)	完成分派及額外現金分派後之餘下集團之未經審核備考綜合資產負債表	備考調整 附註(e)	進一步分派後之餘下集團之未經審核備考綜合資產負債表
非流動資產									
物業、廠房及設備	596.6				596.6		596.6		596.6
收費高速公路經營權	178.9				178.9		178.9		178.9
聯營公司權益	14,443.7	544.5	(14,988.2)		–		–		–
其他非流動資產	118.6				118.6		118.6		118.6
	15,337.8				894.1		894.1		894.1
流動資產									
股份權益票據	–			39,152.9	39,152.9	(39,152.9)	–		–
應收賬款及其他應收款	353.7				353.7		353.7		353.7
應收關連公司款	68.0				68.0		68.0		68.0
現金及現金等價物	3,684.1	(544.5)		6,827.8	9,967.4	(3,138.7)	6,828.7	(3,687.3)	3,141.4
	4,105.8				49,542.0		7,250.4		3,563.1
分類為待出售之資產	419.8				419.8		419.8		419.8
	4,525.6				49,961.8		7,670.2		3,982.9
流動負債									
銀行借款及透支	22.7				22.7		22.7		22.7
應付賬項及其他應付款	186.0				186.0		186.0		186.0
應付關連公司款	1,801.5				1,801.5		1,801.5		1,801.5
本期稅項準備	50.7				50.7		50.7		50.7
	2,060.9				2,060.9		2,060.9		2,060.9
分類為待出售之資產之相關負債	255.4				255.4		255.4		255.4
	2,316.3				2,316.3		2,316.3		2,316.3

1. 新修訂之餘下集團之未經審核備考財務資料

隨附之新修訂之餘下集團之未經審核備考財務資料乃按照上市規則第4.29條及下文所載之附註而編製，目的為顯示交易(經修訂)、完成分派、額外現金分派及進一步分派(統稱為「出售事項」)對未經審核備考綜合資產負債表(假設出售事項於二零零七年六月三十日已完成)及對未經審核備考綜合損益計算表及未經審核備考綜合現金流量表(假設出售事項於二零零六年七月一日已完成)之影響。

餘下集團之未經審核備考綜合資產負債表、未經審核備考綜合損益計算表及未經審核備考綜合現金流量表均分別按照本集團於二零零七年六月三十日之經審核綜合資產負債表、截至二零零七年六月三十日止年度之經審核綜合損益計算表及經審核綜合現金流量表(摘錄自該通函附錄一所載本集團之會計師報告)，並經作出關於下文所述之出售事項之備考調整後而編製。

新修訂之餘下集團之未經審核備考財務資料乃按照多項假設、估計及不明朗因素所編製，並僅供説明之用。鑑於如上文所述及其假設性質使然，未經審核備考財務資料並非旨在描述倘出售事項已分別於二零零七年六月三十日及二零零六年七月一日完成時，餘下集團將可能達致之實際財務狀況、業績及現金流量。其亦並非旨在預測餘下集團之未來財務狀況、業績及現金流量。

新修訂之餘下集團之未經審核備考財務資料應與該通函附錄一內本集團之會計師報告中所載之本集團過往財務資料，以及該通函及補充通函其他章節所載之其他財務資料一併閱讀。

新修訂之管理層對餘下集團之討論及分析

財務資源、流動資金及資本架構

根據本補充通函第19至第27頁「新修訂之餘下集團之未經審核備考財務資料」一節所載列之未經審核備考綜合資產負債表所示，於完成時及假設削減股份溢價已於二零零七年六月三十日成為無條件，餘下集團可自恒基地產收取現金代價約港幣6,828,000,000元，而餘下集團亦應已向股東作出合共約港幣6,826,000,000元之現金分派。經計及餘下集團於二零零七年六月三十日之銀行借款總額約港幣29,000,000元，於二零零七年六月三十日，餘下集團擁有現金淨額約港幣3,113,000,000元。

另一方面，於完成時及假設削減股份溢價並無於二零零七年六月三十日成為無條件，餘下集團可自恒基地產收取現金代價約港幣6,828,000,000元，但餘下集團並未根據進一步分派所涉及約港幣3,687,000,000元向股東作出任何現金分派。經計及餘下集團於二零零七年六月三十日之銀行借款總額約港幣29,000,000元，於二零零七年六月三十日，餘下集團擁有現金淨額約港幣6,800,000,000元。

3. 餘下集團

鑒於額外現金分派大致等同額外現金代價，董事局函件所披露於進行建議分派及額外現金分派後餘下集團股東應佔資產淨值與該通函所披露者極為相近。

4. 可能造成之財務影響

資產及負債

鑒於額外現金分派大致等同額外現金代價，補充通函所披露之餘下集團未經審核備考綜合資產及負債與該通函所披露者極為相近。

盈利

董事局估計，於完成時， 貴集團將確認出售收益約港幣30,993,000,000元，即根據恒基地產平均收市價計算之代價價值(由股份權益票據及現金(包括額外現金代價)組成)與香港中華煤氣權益目前賬面金額之差額。該出售收益將會視乎恒基地產股價之變動而有所更改，並將會按於完成日期之恒基地產股價及按適用會計準則規定，計及由二零零七年七月一日至完成日期止期間應佔香港中華煤氣資產淨值之變動而釐定。

推薦意見

經考慮上述主要因素及原因後，吾等認為交易(經修訂)持續符合 貴公司及股東之整體利益，而修訂代價對 貴公司及獨立股東而言亦屬公平合理。因此，吾等推薦獨立股東投票贊成將於新股東特別大會上提呈以批准修訂協議之普通決議案。

此致

列位恒基兆業發展有限公司獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁 高級副總裁
劉志華 **洪琬貽**
謹啟

二零零七年十一月十四日

吾等對香港中華煤氣之平均收市價及在先前函件所披露之香港中華煤氣權與公用事業可資比較公司及燃氣可資比較公司估值之公正性之意見維持不變。

可資比較交易分析

除先前函件所載之該等可資比較交易分析外，根據聯交所網站內現有公開資料，吾等注意到其中一家燃氣可資比較公司－中國燃氣近期以過往市賬率約2.01倍(該附屬公司錄得虧損，市盈率並不適用)收購了一家主要從事氣體分銷之非全資附屬公司之少數股東權益。修訂代價所隱含之香港中華煤氣權益市賬率，較中國燃氣近期進行之可資比較交易所隱含者為高。

相對股價表現

吾等注意到，自最後交易日起至補充公佈日期為止， 貴公司、香港中華煤氣及恒基地產之過往股價表現彼此間持續相若，與恒生指數亦大致上持續一致。根據現有公開資料(補充協議除外)，期內並無影響 貴公司、香港中華煤氣及恒基地產之基礎因素之重大企業發展。誠如先前函件所闡釋，根據交易及建議分派之每股恒基發展股份之估計理論增值將按 貴公司、香港中華煤氣及恒基地產之股價表現而有異，由市況、感覺及對 貴公司、香港中華煤氣及恒基地產之股價之投機活動所影響。因此，吾等維持吾等於先前函件所述之意見，並不強調 貴公司、香港中華煤氣及恒基地產之短期相對股價表現，理由為短期股價表現會受多項控制範圍以外之因素及市況所影響。

意見

經考慮上述各項(尤其下列各項)後：

- 與交易下所隱含者比較，額外現金代價進一步提高每股恒基發展股份在交易(經修訂)下隱含之估計理論增值；

- 額外現金代價增加每股香港中華煤氣股份之隱含價值以及修訂代價所隱含之香港中華煤氣權益市盈率及市賬率；及

- 額外現金代價乃因應若干股東發表之意見而作出，與香港中華煤氣之市況變動並無關係。

經計及額外現金代價後，吾等認為修訂代價對 貴公司及獨立股東而言屬公平合理。

2. 修訂代價

根據額外現金代價約港幣3,121,000,000元，代價已修訂為約港幣45,981,000,000元(「修訂代價」)，代價與修訂代價之各方面比較如下：

	將予配發之恒基地產股份價值 *(港幣百萬元)*	現金代價 *(港幣百萬元)*	總代價 *(港幣百萬元)*	貴公司所持香港中華煤氣股份之隱含價值	市盈率(倍) *(附註1)*	市賬率(倍) *(附註2)*
代價	39,153 (根據按恒基地產平均收市價計值之636,891,425股恒基地產股份計算)	3,707	42,860	港幣18.108元 (即香港中華煤氣平均收市價)	18.72	4.36
修訂代價	39,153 (根據按恒基地產平均收市價計值之636,891,425股恒基地產股份計算)	6,828	45,981	港幣19.426元	20.08	4.68
概約增加%：		84.2%	7.28%	7.28%		

附註：

1. 根據截至二零零六年十二月三十一日止年度香港中華煤氣股東應佔於經審核綜合溢利淨額約港幣5,862,600,000元之39.06%應佔權益計算。

2. 根據於二零零七年六月三十日於香港中華煤氣集團股東應佔之未經審核綜合資產淨值約港幣25,172,600,000元之39.06%應佔權益計算。

由上文可知，與交易下釐定之香港中華煤氣之平均收市價比較，額外現金代價將每股香港中華煤氣股份之隱含價值提高約7.28%。因此，鑒於每股香港中華煤氣股份之隱含價值增加，額外現金代價將修訂代價所隱含之香港中華煤氣權益市盈率及市賬率分別增加至約20.08倍及4.68倍。吾等注意到，額外現金代價乃因應若干股東發表之意見而作出，與香港中華煤氣之市況變動並無關係。根據聯交所網站內現有公開資料(補充協議除外)，吾等注意到，香港中華煤氣之業務營運並無出現任何重大變動。就此而言，鑒於額外現金代價令每股香港中華煤氣股份之隱含價值以及隱含之香港中華煤氣權益市盈率及市賬率增加，故

根據於補充公佈日期已發行3,047,327,395股恒基發展股份，並經計及進一步分派每股恒基發展股份港幣1.21元或合共約港幣3,687,000,000元（須待削減股份溢價成為無條件，方可作實）以及額外現金分派每股恒基發展股份港幣1.03元或合共約港幣3,139,000,000元，貴公司建議作出之現金分派總額達每股恒基發展股份港幣2.24元或約港幣6,826,000,000元。

已考慮之主要因素及理由

誠如先前函件所述，吾等已考慮多個主要因素及理由，方就交易達致載於先前函件之意見及推薦建議。於釐定額外現金代價及額外現金分派是否會影響吾等對交易（經修訂）所持之意見時，吾等已就額外現金代價及額外現金分派，對先前函件所載吾等先前考慮之相關主要因素更新吾等之審閱及評估，現載列如下：

1. 估計理論增值

誠如先前函件所述，交易旨在以建議分派方式釋放香港中華煤氣權益。誠如先前函件所披露，根據交易，每股恒基發展股份之估計理論增值約為13.7%。鑒於額外現金代價，董事局亦擬於完成時建議股東批准作出額外現金分派。從補充通函內董事局函件所載之估計理論增值表所示，額外現金分派將提高每股恒基發展股份在交易（經修訂）下隱含之總價值，由根據交易之港幣14.71元提高至港幣15.74元，而每股恒基發展股份在交易（經修訂）下隱含之估計理論增值，亦將由根據交易之13.7%增至21.6%。這顯示額外現金代價進一步提高恒基發展股份之估計增值，符合　貴公司及股東整體利益。

及直至寄發該通函及補充通函日期仍屬真實準確。吾等並無理由懷疑　貴公司向吾等提供之資料及陳述之真實性、準確性及完整性。吾等獲董事告知，經作出一切合理查詢後及據董事所深知及深信，該通函及補充通函並無遺漏其他事實，致使其中任何聲明產生誤導。

吾等認為，吾等已審閱足夠資料及文件，並已採取第13.80條（包括上市規則之有關附註）規定之合理步驟以達致知情意見，為吾等倚賴該通函或補充通函所載資料之準確性提供充份理據，並為吾等之推薦意見提供合理基礎。然而，吾等並無就資料進行獨立核實，亦無就　貴公司或其任何附屬公司或聯營公司之業務、狀況或前景進行任何形式之深入調查。

背景

額外現金代價

於二零零七年十一月七日（「補充公佈日期」），　貴公司與恒基地產發表聯合公佈（「補充公佈」），應　貴公司之要求，就若干股東表達之意見作出回應，　貴公司與恒基地產於同日訂立補充協議，據此，恒基地產同意以額外現金代價約港幣3,121,000,000元增加根據協議須予支付之現金代價，藉以鼓勵獨立股東投票贊成交易（經修訂）。連同恒基地產根據協議須予支付之原先現金代價約港幣3,707,000,000元，恒基地產根據交易（經修訂）須予支付之現金代價總額約為港幣6,828,000,000元。根據從聯交所網頁取得之公開資料，除補充協議外，吾等並不察覺香港中華煤氣之經營業務自最後交易日至補充公佈日期期間有任何重大變動。

額外現金分派

貴公司建議以分派現金方式向股東分派額外現金代價。因此，除建議分派(i)於完成時根據股份權益票據就每股恒基發展股份配發0.209股恒基地產股份權益之分派；及(ii)倘削減股份溢價成為無條件，進一步分派每股恒基發展股份港幣1.21元之外，董事局擬於完成時建議獨立股東批准以現金作出額外現金分派每股恒基發展股份港幣1.03元，合共約港幣3,139,000,000元（根據於補充公佈日期已發行3,047,327,395股恒基發展股份計算）。

以下為獨立財務顧問聯昌國際證券(香港)有限公司致獨立股東之意見函件全文，編製以供載入本補充通函。

CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

非常重大出售事項及關連交易
及
增加現金代價及額外現金分派

緒言

本補充函件應與吾等於二零零七年十月二十日就交易發出之意見函(「先前函件」)一併閱讀，該意見函載於日期為二零零七年十月二十日之致股東通函(「該通函」)內。

鑒於交易條款經補充協議修訂(詳情載於日期為二零零七年十一月十四日致股東之本通函(「補充通函」)，本函件為其中一部份)，吾等於下文載列吾等就交易(經修訂)之補充意見。除文義另有所指外，本函件所用詞彙與該通函及補充通函所界定者具相同涵義。

意見基準

吾等在達致推薦意見時，倚賴該通函及補充通函所載或所提述之資料及事實以及 貴公司董事及高級管理人員作出或提供之陳述。董事已在該通函附錄四所載之責任聲明及補充通函內「新修訂之一般資料」一節中表示彼等共同及個別就該通函及補充通函所載之資料承擔全部責任。吾等亦已假設該通函及補充通函所載或所提述之資料及董事陳述在作出時

14. 其他資料

務請　閣下垂注聯昌國際證券就交易(經修訂)之條款而言致獨立股東之補充意見函件。

股東及各有意投資者謹請留意，交易(經修訂)、建議分派、額外現金分派及削減股份溢價進行與否受多項條件所限，而該等條件不一定會達成，故此未必進行。股東及各有意投資者在買賣本公司證券時務請審慎行事。

此致

列位股東　台照

承董事局命
主席兼總經理
李兆基博士
謹啟

二零零七年十一月十四日

11. 新代表委任表格

隨該通函奉附於二零零七年十一月十二日舉行之股東特別大會適用之代表委任表格(連同已遞交本公司股份過戶登記處之任何該表格)不再生效。 閣下如欲委派授權代表代為於二零零七年十二月七日舉行之新股東特別大會上投票，請填妥隨附本補充通函之代表委任表格，並最遲於該大會舉行前四十八小時交回本公司的股份過戶登記處。

12. 暫停辦理本公司股份過戶登記手續

為決定有權出席新股東特別大會並於會上投票之權益，本公司將會於二零零七年十二月六日(星期四)至二零零七年十二月七日(星期五)(包括首尾兩日)暫停辦理股份過戶登記手續。為合資格出席新股東特別大會並於會上投票，所有填妥之過戶文件連同有關股票，最遲須於二零零七年十二月五日(星期三)下午四時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

倘若修訂協議及據此預計進行之交易、建議分派及額外現金分派於新股東特別大會上獲批准，為決定完成分派及額外現金分派之權益，本公司將會於二零零七年十二月十三日(星期四)(或可能以公佈方式知會股東之其他日期)暫停辦理股份過戶登記手續。為合資格參與完成分派及額外現金分派，所有填妥之過戶文件連同有關股票，最遲須於二零零七年十二月十二日(星期三)下午四時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。完成分派及額外現金分派之記錄日期將為二零零七年十二月十三日(星期四)。

13. 推薦建議

董事局認為，交易(經修訂)符合本公司之利益，而交易(經修訂)之條款屬公平合理且符合股東之整體利益。因此，董事局建議(a)獨立股東應投票贊成將於新股東特別大會上提呈批准修訂協議及據此預計進行之交易、建議分派及額外現金分派之普通決議案及(b)股東應投票贊成將於新股東特別大會上提呈批准削減股份溢價之特別決議案。

除於本公司暫停辦理過戶登記手續以決定有權獲得完成分派及額外現金分派之權益前以書面形式向本公司的股份過戶登記處另行發出任何特定指示外，代表完成分派之恒基地產股份股票及代表額外現金分派現金付款之支票將會以普通郵遞方式寄往於完成分派及額外現金分派之記錄日期名列本公司股東名冊的股東的有關地址，如屬聯名持有人，則寄往本公司股東名冊內排名首位的聯名持有人的登記地址。寄發所有上述股票及支票之郵誤風險概由該有權收件人自行承擔，而本公司或恒基地產概不會就郵遞遺失或延誤承擔任何責任。

10. 新股東特別大會

本公司謹訂於二零零七年十二月七日(星期五)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行新股東特別大會，大會通告載於本補充通函第32至第35頁，會上(i)將提呈及酌情通過批准修訂協議及據此預計進行之交易、建議分派及額外現金分派之普通決議案；及(ii)將提呈及酌情通過批准削減股份溢價之一項特別決議案。

恒基地產、李兆基博士及彼等各自之聯繫人及富生均須就以點票方式表決批准修訂協議及據此預計進行之交易、建議分派及額外現金分派之決議案放棄投票。所有股東均有權於新股東特別大會上就批准削減股份溢價之決議案投票表決。有關要求以點票方式表決之程序之詳情，載於該通函所載董事局函件「要求以點票方式表決之程序」一節內。

於二零零七年十一月七日，Elliott Capital Advisors, L.P.持有297,487,122股股份(約佔本公司已發行股本之9.76%)權益。彼已向本公司作出不可撤回之承諾，就所持297,487,122股股份於已召開或將召開之股東大會上全數投票贊成會上提呈以批准協議(經補充協議修訂)、建議分派、額外現金分派及削減股份溢價之決議案。

隨本補充通函奉附供股東於新股東特別大會上使用之代表委任表格。務請股東參閱通告，並按照隨附供新股東特別大會使用之代表委任表格上印備之指示，填妥及將有關表格盡快交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何最遲須於新股東特別大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可按意願親身出席新股東特別大會，並於會上投票。

「新修訂之餘下集團之未經審核備考財務資料」一節所載餘下集團之未經審核備考綜合損益計算表所示，股東應佔自持續營運業務溢利(不包括就交易(經修訂)而言出售出售公司之收益)約為港幣222,000,000元。

於二零零七年六月三十日，根據該通函附錄一所載之本集團經審核綜合資產負債表，本集團就其持續營運業務(包括香港中華煤氣權益)而言之資產總值及負債總值分別約為港幣19,863,000,000元及港幣2,337,000,000元。假設完成及根據本補充通函第19至第27頁「新修訂之餘下集團之未經審核備考財務資料」一節所載餘下集團之未經審核備考綜合資產負債表所示，餘下集團之未經審核備考綜合資產總值約為(i)港幣8,564,000,000元(於完成分派及額外現金分派後但於進一步分派前)；及(ii)港幣4,877,000,000元(於建議分派及額外現金分派後)。餘下集團之未經審核備考綜合負債總值約為港幣2,337,000,000元(於建議分派及額外現金分派前及後)。

8. 上市規則之規定

交易(經修訂)仍為本公司之一項非常重大出售事項及關連交易。新股東特別大會上將提呈單一項決議案，藉以批准修訂協議及據此擬進行之交易、建議分派及額外現金分派。由於恒基地產及李兆基博士就有關事項而言被視為擁有與其他股東不同之重大權益，恒基地產、李兆基博士及彼等各自之聯繫人及富生須於新股東特別大會上就該決議案放棄投票。據本公司所知悉，於最後實際可行日期，該等人士合共持有2,122,559,709股股份，相當於本公司於最後實際可行日期之已發行股本約69.65%。就本公司所知，概無其他股東因其所持權益與其他股東大為不同而須於新股東特別大會上根據上市規則規定放棄就該決議案投票。

9. 根據完成分派寄發恒基地產股票及寄發現金付款支票與透過中央結算系統作出額外現金分派及股息金額付款

在發生完成之前提下，現時預期代表完成分派之恒基地產股份股票及代表額外現金分派及股息金額(如有)現金付款之支票將會於二零零七年十二月十七日(星期一)或之前寄發予股東(在恒基地產股份之股票之情況下不包括海外股東在內)，並將會於該日期或之前透過中央結算系統向股東支付額外現金分派及股息金額(如有)。

至二零零七年六月三十日止年度之建議末期股息已經派付，股東應佔餘下集團資產總值及資產淨值(分別以將會進行削減股份溢價及將不會進行削減股份溢價計算)如下：

	於完成分派及額外現金分派後(不計及削減股份溢價) *港幣百萬元*	於建議分派及額外現金分派後(計及削減股份溢價) *港幣百萬元*
資產總值*(附註)*	7,909	4,222
包括現金*(附註)*	6,174	2,487
股東應佔資產淨值	5,210	1,523

附註： 包括一間同系附屬公司向本公司借出一筆貸款而產生之現金約港幣1,600,000,000元，已於二零零七年六月三十日後償還。

7. 交易(經修訂)對本集團之財務影響

新修訂之餘下集團之未經審核備考財務資料顯示了交易(經修訂)、建議分派及額外現金分派對本集團之盈利、資產、負債及現金流量造成之財務影響，載於本補充通函第19至第27頁「新修訂之餘下集團之未經審核備考財務資料」一節。

估計於完成時，本集團可確認約港幣30,993,000,000元之出售收益，此乃代表按恒基地產平均收市價計算之代價價值(包括股份權益票據及現金(包括額外現金代價))及香港中華煤氣權益之目前賬面值之差額。該出售收益將會因恒基地產股價之變動而有所更改，並將會按於完成日期之恒基地產股價及適用會計準則規定由二零零七年七月一日至完成日期止期間應佔香港中華煤氣資產淨值之變動而釐定。

根據該通函附錄一所載之本集團截至二零零七年六月三十日止年度之經審核綜合損益計算表所示，股東應佔溢利約為港幣5,391,000,000元。撇除涉及已終止營運業務之股東應佔溢利約港幣1,765,000,000元外，涉及持續營運業務之股東應佔溢利(包括本集團應佔之香港中華煤氣權益溢利)約為港幣3,626,000,000元。假設完成及根據本補充通函第19至第27頁

經計及額外現金分派，以上所列每股股份之價值由港幣14.71元（如該通函所載之董事局函件所示）增加至港幣15.74元，而相對恒基發展平均收市價之溢價由13.7%（如該通函所載之董事局函件所示）增加至21.6%。

4. 削減股份溢價

經計及額外現金分派，建議本公司根據削減股份溢價削減的股份溢價金額仍然為港幣4,215,728,461.60元，金額仍較實行進一步分派所需者為高，故此將有可動用以約港幣561,000,000元（而非不計及額外現金分派之港幣579,000,000元）為限的額外可分派儲備，以分派本集團不時所持有超出本集團業務所需的現金。

5. 根據股份權益票據之現金權益

誠如該通函所述，根據股份權益票據將予發行之任何恒基地產股份，將有權享有記錄日期為發行日期或發行日期之後之一切股息及其他分派。倘若該等恒基地產股份因該等恒基地產股份於二零零七年十月二日後才發行而無權收取按於任何記錄日期（該日期為協議日期或之後）釐定可享有之任何股息，則該等恒基地產股份之持有人將有權獲恒基地產支付金額相等於該筆股息之款項。

就將於二零零七年十二月三日召開之恒基地產股東週年大會上建議獲批准之截至二零零七年六月三十日止年度末期股息每股恒基地產股份港幣0.70元而言，其記錄日期為二零零七年十二月三日。根據新修訂之預期時間表，根據股份權益票據而可能發行的任何恒基地產股份，將僅可於二零零七年十二月三日後予以發行。因此，倘截至二零零七年六月三十日止年度之末期股息於恒基地產之股東週年大會上獲批准，該等恒基地產股份將不會享有該項末期股息。因此，該等恒基地產股份之持有人將有權獲恒基地產支付金額相等於該筆股息之款項。

6. 餘下集團

根據本公司於二零零七年六月三十日之經審核綜合資產負債表所示，經計及於二零零七年六月三十日後收購31,159,000股香港中華煤氣股份、收購中投35.9%餘下權益及假設截

之現金分派總額為每股股份港幣2.24元或總額約港幣6,826,000,000元。於上述現金分派總額中，恒基地產或其附屬公司將最多可收取約港幣4,638,000,000元（按彼等於補充協議日期所持2,070,473,859股股份計算）。

僅作為參考，按於補充協議日期之已發行3,047,327,395股股份計算，建議分派、額外現金分派及股東應佔本集團之資產淨值（不包括香港中華煤氣之權益）中計及或不計及削減股份溢價分別如下：

	建議分派			
	(a)不計及削減股份溢價		或 (b)計及削減股份溢價	
	每1,000股股份可獲分派209股恒基地產股份加港幣1,030元		每1,000股股份可獲分派209股恒基地產股份加港幣2,240元	
	港幣百萬元	*港幣元*	*港幣百萬元*	*港幣元*
		每1,000股		每1,000股
	總計	股份	總計	股份
分派：				
恒基地產股份 *(附註1)*	39,153	12,848	39,153	12,848
現金	3,139	1,030	6,826	2,240
餘下集團之價值：				
股東應佔本集團之資產淨值（不包括香港中華煤氣權益） *(附註2)*	5,667	1,860	1,980	650
總計	47,959	15,738	47,959	15,738
每股股份總額(X)		15.74		15.74
恒基發展平均收市價(Y)		12.94		12.94
溢價*((X-Y)/Y)*		21.6%		21.6%

附註：

(1) *按恒基地產平均收市價港幣61.475元計算。*

(2) *根據於二零零七年六月三十日本公司之綜合資產負債表（已計及於二零零七年六月三十日以後購買31,159,000股香港中華煤氣股份及在中投之35.9%餘下權益，惟並無計及截至二零零七年六月三十日止年度之末期股息（有待批准及派付））計算。*

經計及恒基地產根據補充協議應付之額外現金代價約港幣3,121,000,000元及恒基地產根據協議應付之原有現金代價約港幣3,707,000,000元，恒基地產根據交易（經修訂）應付之現金代價總額約為港幣6,828,000,000元。

由於額外現金代價，總代價之價值由約港幣42,860,000,000元增加至約港幣45,981,000,000元，即增加約7.28%。代價增加後，每股香港中華煤氣股份之價值約港幣19.426元，較香港中華煤氣平均收市價每股香港中華煤氣股份港幣18.108元增加約7.28%。

恒基地產及本公司認為額外現金代價所代表之增幅可適當鼓勵獨立股東投票贊成交易（經修訂）。

除以上所述外，交易之所有其他條款及條件維持不變。交易（經修訂）仍為本公司之非常重大出售事項及關連交易。

3. 額外現金分派

本公司建議以現金分派形式向股東分派額外現金代價。於上述約港幣3,139,000,000元之額外現金分派中，恒基地產或其附屬公司將最多可收取約港幣2,133,000,000元（按彼等於補充協議日期所持2,070,473,859股股份計算）。

因此，經計及額外現金代價，董事局擬建議股東批准以下各項：

(a) 於完成時，

 (1) 派發總額相等於(i)於完成日期聯交所每日報價表所報之恒基地產股份收市價乘以636,891,425及(ii)總股息金額（如有）兩者總和之股息，但將不會以現金分派，而以每股股份根據股份權益票據（連同有關權益應佔股份權益票據下之所有權利）配發0.209股恒基地產股份之權益之實物分派方式支付；及

 (2) 額外現金分派約港幣3,139,000,000元，即每股股份港幣1.03元；及

(b) 倘削減股份溢價成為無條件，以現金作出進一步分派約港幣3,687,000,000元，即每股股份港幣1.21元。

按於補充協議日期已發行之3,047,327,395股股份計算，並計及每股股份港幣1.21元或總額約港幣3,687,000,000元之進一步分派（須待削減股份溢價成為無條件方可作實），以及額外現金分派每股股份港幣1.03元或總額約港幣3,139,000,000元之額外現金分派，本公司建議

1. 緒言

本補充通函應與該通函一併省閱。

於二零零七年十月二十日，本公司向股東寄發有關交易、建議分派及削減股份溢價之該通函。於二零零七年十一月七日，本公司與恒基地產聯合刊發公佈，恒基地產因應本公司之要求，就若干股東表達之意見作出回應，並於二零零七年十一月七日，作為本公司之控股股東及協議之買方，與本公司訂立補充協議，同意以額外現金代價約港幣3,121,000,000元增加根據協議須予支付之現金代價，藉以增加建議對股東之吸引力。

經計及額外現金代價及按恒基地產平均收市價港幣61.475元計算，總代價之價值由約港幣42,860,000,000元增加至約港幣45,981,000,000元，即增加約7.28%。

本公司建議以現金分派形式向股東分派額外現金代價。故此，除(a)於完成時根據股份權益票據每股股份配發0.209股恒基地產股份權益之分派及(b)若削減股份溢價成為無條件時作出每股股份港幣1.21元之進一步分派外，董事局建議向獨立股東呈請批准於完成時作出額外現金分派每股股份港幣1.03元，即總額約港幣3,139,000,000元(按於補充協議日期已發行之3,047,327,395股股份計算)。於上述約港幣3,139,000,000元之額外現金分派中，恒基地產或其附屬公司將最多可收取約港幣2,133,000,000元(按彼等於補充協議日期所持2,070,473,859股股份計算)。

於二零零七年十一月十二日舉行之股東特別大會上，關於股東特別大會無限期延遲的一項普通決議案已獲通過。新股東特別大會將於二零零七年十二月七日(星期五)下午四時正召開。

本補充通函旨在為　閣下提供有關(當中包括)額外現金分派、新修訂之預期時間表、聯昌國際證券致獨立股東之補充意見函件及新修訂之餘下集團之未經審核備考財務資料之資料，以及向　閣下發出新股東特別大會之通告。

2. 增加根據協議須予支付之現金代價

誠如該通函所載，協議之代價原先包括：

(a) 向本公司發行股份權益票據，股份權益票據賦予持有人權利可要求恒基地產發行636,891,425股恒基地產股份並入賬列為繳足股本。按恒基地產平均收市價港幣61.475元計算，該636,891,425股恒基地產股份之總價值約為港幣39,153,000,000元；及

(b) 現金港幣3,707,000,000元。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

敬啟者：

**有關恒基兆業地產有限公司
於香港中華煤氣有限公司之權益
之集團重組**

非常重大出售事項及關連交易

**恒基兆業地產有限公司收購
恒基兆業發展有限公司於
香港中華煤氣有限公司之權益**

**增加現金代價及
額外現金分派每股股份港幣1.03元**

於本補充通函內，除文義另有所指外，下列詞語應具有以下涵義。除非本補充通函另有界定，否則於本補充通函採用該通函所界定詞彙時應具有相同涵義。

「額外現金代價」	指	恒基地產根據修訂協議須予支付本公司約港幣3,121,000,000元之額外現金代價
「額外現金分派」	指	本公司建議於完成時向股東分派現金每股股份港幣1.03元，即總額約港幣3,139,000,000元(按於補充協議日期已發行之3,047,327,395股股份計算)
「修訂協議」	指	經補充協議修訂之協議
「該通函」	指	本公司於二零零七年十月二十日致股東之通函
「本公司」	指	恒基兆業發展有限公司，其股份在聯交所上市
「恒基發展平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報股份之平均收市價
「恒基地產平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報恒基地產股份之平均收市價
「新股東特別大會」	指	本公司將於二零零七年十二月七日(星期五)下午四時正召開之股東特別大會(或其任何延會)，以批准(其中包括(如有))修訂協議、建議分派、額外現金分派及削減股份溢價
「補充協議」	指	恒基地產及本公司於二零零七年十一月七日就額外現金代價所簽訂之補充協議

二零零八年

根據完成分派寄發現金權益支票予海外股東之日期或該日期前	一月十四日(星期一)
法院聆訊確認削減股份溢價之呈請*	二月五日(星期二)
買賣股份(連享有進一步分派權)之最後期限	二月六日(星期三)
買賣股份(不連享有進一步分派權)之首日	二月十一日(星期一)
就有權獲得進一步分派而交回股份過戶文件之最後時間	二月十二日(星期二)下午四時正
暫停辦理本公司股份過戶登記手續，以決定有權獲得進一步分派之權益之日期	二月十三日(星期三)至二月十五日(星期五)(包括首尾兩日)
進一步分派之記錄日期	二月十五日(星期五)
根據進一步分派寄發現金付款支票與透過中央結算系統付款予股東之日期 *(附註)*	二月二十一日(星期四)

* **股東務須注意，如削減股份溢價於新股東特別大會上獲批准，上述預期時間表(主要視乎法院可聆訊有關削減股份溢價之程序之日期而定)所載完成、完成分派及額外現金分派後事項之日期僅供參考之用及可能有所改動。法院可能選定另一日期進行法院聆訊確認削減股份溢價之呈請。倘若法院聆訊日期有變，暫停辦理本公司股份過戶登記手續、進一步分派之記錄日期及上文所載預期時間表所列之其他相關日期亦可能會更改。**倘若上述預期時間表有任何改動，本公司將會就暫停辦理本公司股份過戶登記手續以決定有權獲得進一步分派之權益之日期及其記錄日期另行發表公佈。

附註：倘法院確認削減股份溢價，其將於達成法院施加之一切條件及向香港公司註冊處處長登記法院指令正式副本，連同(如有規定)公司條例第61條所規定之其他文件後，方告生效。本公司其後將會作出每股股份港幣1.21元之進一步分派。倘法院拒絕確認削減股份溢價，將不會作出進一步分派。

新修訂之預期時間表

二零零七年

就有權出席新股東特別大會，並於會上投票而
交回股份過戶文件之最後時間 .... 十二月五日（星期三）下午四時正

就新股東特別大會交回代表委任表格之最後時間 .... 十二月五日（星期三）
下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
出席新股東特別大會，並於會上投票之權益 .... 十二月六日（星期四）至
十二月七日（星期五）（包括首尾兩日）

新股東特別大會 .... 十二月七日（星期五）下午四時正

公佈新股東特別大會之結果 .... 十二月七日（星期五）

買賣股份（連享有完成分派及額外現金分派權）之最後日期 .... 十二月十日（星期一）

買賣股份（不連享有完成分派及額外現金分派權）之首日 .... 十二月十一日（星期二）

就有權獲得完成分派及額外現金分派而交回
股份過戶文件之最後時間 .... 十二月十二日（星期三）
下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
獲得完成分派及額外現金分派之權益之日期 .... 十二月十三日（星期四）

完成分派及額外現金分派之記錄日期 .... 十二月十三日（星期四）

完成及根據完成分派寄發恒基地產股份股票予股東
（海外股東除外）及寄發現金付款支票與透過中央結算系統
向股東作出額外現金分派及股息金額付款 .... 十二月十七日（星期一）

目　錄

此乃要件　請即處理

閣下如對本補充通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基兆業發展有限公司**股份，應立即將本補充通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

就於二零零七年十月二十日致股東之該通函之補充通函

有關恒基兆業地產有限公司於香港中華煤氣有限公司之權益之集團重組

非常重大出售事項及關連交易

恒基兆業地產有限公司收購恒基兆業發展有限公司於香港中華煤氣有限公司之權益

增加現金代價及額外現金分派每股股份港幣1.03元

獨立股東之獨立財務顧問

CIMB
聯昌國際證券(香港)有限公司

本補充通函應與於二零零七年十月二十日致股東之該通函一併省閱。

董事局函件載於本補充通函第2至第11頁。聯昌國際證券(香港)有限公司致獨立股東之補充意見函件，載於本補充通函第12至第17頁。

新股東特別大會將於二零零七年十二月七日(星期五)下午四時正假座香港中環國際金融中心商場第3層3101號國金軒舉行，有關通告載於本補充通函第32至第35頁。隨函亦奉附供股東於新股東特別大會上適用之代表委任表格。無論　閣下能否親自出席該大會，務請　閣下按照隨附之代表委任表格上印備之指示，填妥及簽署代表委任表格，並將有關表格盡快交回本公司之股份過戶登記處卓佳標準有限公司，股份過戶登記處之地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何最遲須於大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，閣下仍可按意願親身出席大會或其任何續會，並於會上投票。

二零零七年十一月十四日

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

NOTICE OF NEW EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Henderson Investment Limited (the "Company") will be held at Cuisine Cuisine, 3101, Podium Level 3, ifc mall, Central, Hong Kong on Friday, 7 December 2007 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company, of which Resolution No.1 is intended to be proposed as an ordinary resolution and Resolution No.2 is intended to be proposed as a special resolution:

ORDINARY RESOLUTION

1. **"THAT:**

(A) (i) the conditional agreement dated 2 October 2007 entered into between the Company and Henderson Land Development Company Limited (a copy of which has been produced to this meeting and marked "A" and signed by the chairman of the meeting (the "Chairman") for the purpose of identification), as supplemented by a supplemental agreement dated 7 November 2007 entered into between the Company and Henderson Land Development Company Limited (a copy of which has been produced to this meeting and marked "B" and signed by the Chairman for the purpose of identification) (collectively the "Agreement"), in relation to the Transaction (as defined and described in the circular dated 20 October 2007 despatched to the shareholders of the Company (a copy of which has been produced to this meeting and marked "C" and signed by the Chairman for the purpose of identification), as supplemented by the supplementary circular dated 14 November 2007 despatched to the shareholders of the Company of which the notice convening this meeting forms part (a copy of which has been produced to this meeting and marked "D" and signed by the Chairman for the purpose of identification), collectively the "Circular") and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(ii) the taking of all steps and doing of all things and execution of all documents by the Company and its subsidiaries to implement, give effect to or complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved, confirmed and ratified; and

(B) subject to completion of the Agreement:

(i) upon the recommendation of the board of directors of the Company a dividend of a total amount which is equal to the sum of (A) the closing price of the share of HK$2.00 each in the share capital of Henderson Land Development Company Limited ("HLD Share") as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets as at the date of completion of the Agreement multiplied by 636,891,425 and (B) the aggregate Dividend Amount (as defined below) (if any) be declared and the directors of the Company be and they are hereby authorised and directed to cause that dividend to be satisfied not by payment of cash but by a distribution in specie of the Entitlement (as defined below) per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company on the terms and conditions (including but not limited to the treatment of fractional entitlements and payment of cash in lieu in the relevant circumstances) described in the Circular. The Entitlement means the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note (as defined in the Circular), together with all rights under the Share Entitlement Note attributable to such entitlement (including but not limited to any right to receive payment of any amount which is equal to any dividend payable by Henderson Land Development Company Limited ("HLD") based on any record date which is on or after the date of the Agreement for which such shares of HLD to be so allotted do not rank due to their being issued (or the relevant entries to HLD's register of members being made) after such record date ("Dividend Amount")); and

(ii) a distribution of an amount of HK$1.03 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved; and

(iii) conditional upon the confirmation of the reduction of the share premium account of the Company referred to in Special Resolution No. 2 set out in the notice convening this meeting at which this Resolution is proposed by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a distribution of an amount of HK$1.21 in cash per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company be and is hereby approved."

SPECIAL RESOLUTION

2. "THAT:

(A) conditional upon the confirmation of the reduction of the share premium account of the Company referred to below by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the amount standing to the credit of the share premium account of the Company be reduced by the sum of HK$4,215,728,461.60 and the directors of the Company be and are hereby authorised to credit the same amount arising from such reduction to the distributable reserve of the Company in such manner as the directors of the Company consider appropriate; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things, and to approve, sign and execute all documents, which in their opinion may be necessary, desirable, appropriate or expedient to implement or to give effect to the matters referred to in paragraph (A) above including, without limitation, to seek confirmation from, and authorise counsel on behalf of the Company to provide any undertaking as is necessary to, the Court."

By order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 14 November 2007

Registered Office:
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more person(s) as his proxy(ies) to attend and to vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(4) The form of proxy enclosed with the circular dated 20 October 2007 for the extraordinary general meeting held on 12 November 2007 (including any such form lodged with the share registrar of the Company) is no longer valid. If you wish to vote by proxy at the extraordinary general meeting to be held on 7 December 2007, please complete and return the form of proxy enclosed in the supplementary circular dated 14 November 2007 to the share registrar of the Company not less than 48 hours before such meeting.

As at the date of this notice, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

DESPATCH OF SUPPLEMENTARY CIRCULAR TO THE CIRCULAR DATED 20 OCTOBER 2007 AND CLOSURE OF REGISTER OF MEMBERS

A supplementary circular to the circular dated 20 October 2007 containing, among other things, information relating to the Additional Cash Distribution, updated unaudited pro forma financial information on the Remaining Group, a supplemental letter from the HIL Board, a supplemental letter of advice from the independent financial adviser to the HIL Independent Shareholders, notice of the New EGM and an updated expected timetable will be despatched to the HIL Shareholders on 14 November 2007.

The register of members of the Company will be closed from Thursday, 6 December 2007 to Friday, 7 December 2007 (both days inclusive) for the purpose of determination of entitlements to attend and vote at the New EGM to be held on Friday, 7 December 2007 at 4:00 p.m..

In the event that the Amended Acquisition Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution are approved at the New EGM, the register of members of the Company will be closed on Thursday, 13 December 2007 for the purpose of determination of entitlements to the Completion Distribution and the Additional Cash Distribution.

INTRODUCTION

Reference is made to the joint announcement dated 2 October 2007 (the "**1st Joint Announcement**") of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**"), the circular dated 20 October 2007 of the Company and the joint announcement dated 7 November 2007 of HLD and the Company (together with the 1st Joint Announcement, the "**Joint Announcements**"). Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Joint Announcements.

DESPATCH OF SUPPLEMENTARY CIRCULAR TO THE CIRCULAR DATED 20 OCTOBER 2007 AND UPDATED EXPECTED TIMETABLE

A supplementary circular to the circular dated 20 October 2007 containing, among other things, information relating to the Additional Cash Distribution, updated unaudited pro forma financial information on the Remaining Group, a supplemental letter from the HIL Board, a supplemental letter of advice from the independent financial adviser to the HIL Independent Shareholders, notice of the New EGM and an updated expected timetable will be despatched to the HIL Shareholders on 14 November 2007. Set out below is the updated expected timetable contained in the supplementary circular, which supersedes the expected timetable contained in the circular of the Company dated 20 October 2007:-

	2007
Latest time for lodging transfers of HIL Shares in order to be entitled to attend and vote at the New EGM	4:00 p.m. on Wednesday, 5 December
Latest time for lodging forms of proxy for the New EGM	4:00 p.m. on Wednesday, 5 December
Closure of the register of members of the Company for determination of entitlements to attend and vote at the New EGM	Thursday, 6 December to Friday, 7 December (both days inclusive)
New EGM	4:00 p.m. on Friday, 7 December
Announcement of the results of the New EGM	Friday, 7 December
Latest day for dealing in the HIL Shares cum-entitlement to the Completion Distribution and the Additional Cash Distribution	Monday, 10 December
First day of dealing in the HIL Shares ex-entitlement to the Completion Distribution and the Additional Cash Distribution	Tuesday, 11 December

Latest time for lodging transfers of HIL Shares
in order to be entitled to the Completion
Distribution and the Additional Cash Distribution ....4:00 p.m. on
Wednesday, 12 December

Closure of the register of members of the Company
for determination of entitlements to the Completion
Distribution and the Additional Cash Distribution ......Thursday, 13 December

Record date for the Completion Distribution and the
Additional Cash Distribution ....Thursday, 13 December

Completion and despatch of share certificates of
HLD Shares pursuant to the Completion Distribution
to the HIL Shareholders (other than the Overseas HIL
Shareholders) and cheques for cash payments and
payments through CCASS of the Additional Cash
Distribution and the Dividend Amount to the
HIL Shareholders ....Monday, 17 December

2008

Despatch of cheques for cash entitlements to the
Overseas HIL Shareholders pursuant to the
Completion Distribution on or before ....Monday, 14 January

Court hearing of petition for confirmation of
the Share Premium Reduction* .... Tuesday, 5 February

Latest day for dealing in the HIL Shares
cum-entitlement to the Further Distribution............. Wednesday, 6 February

First day of dealing in the HIL Shares
ex-entitlement to the Further Distribution................Monday, 11 February

Latest time for lodging transfers of HIL Shares
in order to be entitled to the Further Distribution ....4:00 p.m. on
Tuesday, 12 February

Closure of the register of members of the Company for determination of entitlements to the Further Distribution .... Wednesday, 13 February to Friday, 15 February (both days inclusive)

Record date for the Further Distribution .... Friday, 15 February

Despatch of cheques for cash payments and payments through CCASS to the HIL Shareholders pursuant to the Further Distribution (*Note*) .... Thursday, 21 February

* **HIL Shareholders should note that if the Share Premium Reduction is approved at the New EGM, the dates of the events subsequent to the Completion, Completion Distribution and Additional Cash Distribution in the above expected timetable, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may fix another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Further Distribution and the other relevant dates as stated in the expected timetable above may also change if the Court hearing date is changed.** In case of any such changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Further Distribution and the record date therefor will be made by the Company.

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of an office copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Further Distribution of HK$1.21 per HIL Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to attend and vote at the New EGM to be held on Friday, 7 December 2007 at 4:00 p.m., the register of members of the Company will be closed from Thursday, 6 December 2007 to Friday, 7 December 2007, both days inclusive, during which period no transfer of HIL Shares will be registered. In order to qualify for attending and voting at the New EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 5 December 2007.

In the event that the Amended Acquisition Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution are approved at the New EGM, for the purpose of determination of entitlements to the Completion Distribution and the Additional Cash Distribution, the register of members of the Company will be closed on Thursday, 13 December 2007, on which day no transfer of HIL Shares will be registered. In order to qualify for the entitlements to the Completion Distribution and the Additional Cash Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 12 December 2007.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 13 November 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END